Second Quarter results • 2013

Report to Shareholders

Second quarter financial measures:

Earnings per share (diluted) $1.23	Net income $1,601 million	Return on equity 16.2%	Productivity ratio 53.6%	Quarterly dividend 60 cents per common share

Scotiabank reports second quarter net income of $1.6 billion

Year-to-date performance versus key 2013 financial and operational objectives was as follows:

TARGET #1 Earn a return on equity (ROE)(1) of 15 to 18%. For the six months Scotiabank earned an ROE of 16.4%.

TARGET #2 Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-to-date growth in earnings per share was 9%(2).

TARGET #3 Maintain a productivity ratio(1) of less than 56%. Scotiabank’s ratio was 53.5% for the six months.

TARGET #4   Maintain strong capital ratios. Scotiabank’s capital ratios remains strong by both Canadian and international standards.

(1)  Refer to page 5 for a discussion of non-GAAP measures.

(2)  Excluding $708 million or 61 cents per share relating to real estate gains in 2012 of which $94 million or 8 cents related to the first quarter.

Toronto, May 28, 2013 – Scotiabank reported second quarter net income of $1,601 million compared with net income of $1,460 million in the same period last year. Year over year, net income grew 10%. Diluted earnings per share were $1.23, compared to $1.15 in the same period a year ago. Return on equity remained strong at 16.2%.

“We continue to have very strong results this quarter driven by very good revenue growth. Each business line made a solid contribution to these good results” said Rick Waugh, Scotiabank CEO. “Our diversification and straightforward business model have allowed us to take advantage of opportunities to grow. Our diverse team working together across our broad-based business provides seamless and complete solutions to our customers, which contributed to the solid results in the first half of this year.”

“Canadian Banking had a very good second quarter, with net income of $547 million. There was strong asset growth across most businesses, as well as a solid contribution from ING. Our retail credit portfolios also continue to perform well.

“International Banking reported another solid quarter with net income of $471 million. Our well diversified platform continues to deliver positive results. Strong retail and commercial loan and deposit growth in Latin America balanced the more modest growth in the Caribbean. In Asia, we also saw a healthy contribution from our investment in Thanachart Bank in Thailand. Provisions for credit losses remain within expectations and have risen in line with growth and changes in product mix, primarily in Latin America.

“With net income of $335 million, Global Wealth Management had a very strong second quarter. Operating revenues were in excess of $1 billion for the first time and ScotiaFunds mutual fund sales were a record high. There were very good results from our international operations with strong growth across our wealth and insurance businesses. This quarter we also acquired 50% of AFP Horizonte, a pension fund management business in Peru which will provide greater scale to our existing pension fund management business in Peru.

“Global Banking and Markets had a solid quarter with net income of $361 million. There were good contributions from the lending and most capital markets businesses despite overall lower market activity and some market-driven challenges in commodities. Results also benefitted from higher new issue revenues and strong brokerage commissions.

“The Bank continues to maintain strong, high quality capital levels. The Bank’s Common Equity Tier 1 capital ratio, on an all-in basis, was 8.6%, well above the 7% minimum.

With strong results in the first six months of this year and the continued execution of our focused strategy, we are well-positioned to successfully achieve our goals for 2013.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 67 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Operating results ($ millions)
Net interest income	2,784	2,771	2,481	5,555	4,856
Net interest income (TEB(1))	2,787	2,775	2,484	5,562	4,864
Non-interest revenue	2,438	2,411	2,223	4,849	4,469
Non-interest revenue (TEB(1))	2,517	2,481	2,289	4,998	4,598
Total revenue	5,222	5,182	4,704	10,404	9,325
Total revenue (TEB(1))	5,304	5,256	4,773	10,560	9,462
Provision for credit losses	343	310	264	653	529
Operating expenses	2,841	2,813	2,565	5,654	5,072
Provision for income taxes	437	434	415	871	828
Provision for income taxes (TEB(1))	519	508	484	1,027	965
Net income	1,601	1,625	1,460	3,226	2,896
Net income attributable to common shareholders	1,479	1,504	1,336	2,983	2,679
Operating performance
Basic earnings per share ($)	1.24	1.27	1.18	2.51	2.41
Diluted earnings per share ($)	1.23	1.25	1.15	2.48	2.36
Adjusted diluted earnings per share(1)(2) ($)	1.24	1.27	1.16	2.51	2.38
Return on equity(1) (%)	16.2	16.6	18.6	16.4	19.1
Productivity ratio (%) (TEB(1))	53.6	53.5	53.7	53.5	53.6
Core banking margin (%) (TEB(1))	2.31	2.30	2.37	2.30	2.31
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	55,157	53,120	59,298
Trading assets	104,266	104,493	94,214
Loans(3)	394,673	388,610	336,293
Total assets	754,156	736,361	659,690
Deposits(3)	517,896	512,561	460,902
Common equity	38,012	36,768	30,566
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	362,622	352,073	318,201
Assets under management(1)	135,156	130,576	108,661
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.6	8.2	N/A
Tier 1 capital ratio (%)	10.7	10.3	12.2
Total capital ratio (%)	13.6	13.5	14.0
Tangible common equity to risk-weighted assets(1) (%)	10.4	10.1	9.4
Assets-to-capital multiple	17.5	17.3	17.5
Risk-weighted assets ($ millions)	280,747	280,061	252,862
Credit quality
Net impaired loans ($ millions)(5)	1,788	1,902	2,021
Allowance for credit losses ($ millions)	3,212	3,097	2,713
Net impaired loans as a % of loans and acceptances(5)	0.44	0.48	0.57
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.35	0.32	0.31	0.33	0.32
Common share information
Share price ($) (TSX)
High	61.84	59.20	57.18	61.84	57.18
Low	56.33	52.30	50.22	52.30	47.54
Close	58.09	58.65	54.80
Shares outstanding (millions)
Average – Basic	1,193	1,186	1,134	1,189	1,112
Average – Diluted	1,213	1,204	1,168	1,208	1,147
End of period	1,198	1,192	1,141
Dividends per share ($)	0.60	0.57	0.55	1.17	1.07
Dividend yield(6) (%)	4.1	4.1	4.1	4.1	4.1
Market capitalization ($ millions) (TSX)	69,602	69,896	62,545
Book value per common share ($)	31.73	30.85	26.78
Market value to book value multiple	1.8	1.9	2.0
Price to earnings multiple (trailing 4 quarters)	10.7	11.0	12.1
Other information
Employees	83,894	82,618	80,932
Branches and offices	3,408	3,392	3,115
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts have been restated to reflect the current period definition. Refer to page 5 for the definition.
(3)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 19). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

2    Scotiabank Second Quarter Report 2013

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	10	Risk management
	18	Regulatory developments
	18	Financial position
	19	Capital management

	20	Common dividend
	20	Financial instruments
	20	Selected credit instruments
	21	Off-balance sheet arrangements
22	Accounting policies and controls
	22	Accounting Policies and Estimates
	22	Future accounting developments
	22	Changes in internal control over financial reporting

	22	Related party transactions
22	Outlook
23	Business Segment Review
32	Quarterly Financial Highlights
33	Share Data
34	Condensed Interim Consolidated Financial Statements
40	Notes to Condensed Interim Consolidated Financial Statements
67	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the Bank’s 2012 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2013    3

2013 Objectives

Scotiabank’s Balanced Scorecard

Financial

•	Return on equity of 15 - 18%
•	Earnings per common share growth of 5 - 10%*

•	Maintain strong capital ratios

*	Excluding $708 million or 61 cents per share related to real estate gains in 2012.

People

•	High levels of employee engagement

•	Enhanced diversity of workforce

•	Advancement of women

•	Collaboration

•	Leadership development

Customer

•	High levels of customer satisfaction and loyalty

•	Deeper relationships with customers

Operational

•	Productivity ratio of less than 56%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility

Q2 2013 Notable Business Highlights

Recent initiatives

•

Completed the acquisition of 50% of BBVA’s pension fund management business, AFP Horizonte, in Peru. AFP Horizonte is the third largest pension fund manager in Peru and serves 1.4 million customers in 17 branches across the country.

•

Scotiabank and Bank of Beijing received regulatory approval to operate a fund management joint venture, named Bank of Beijing Scotiabank Asset Management Co., Ltd. This is the first fund management license issued in China under a new round of pilot programs allowing commercial banks to set up fund management companies.

•	On March 14 Scotiabank released its 2012 Corporate Social Responsibility (CSR) Report with a focus on the impacts of the Bank’s CSR initiatives across governance, social and economic spheres.

Recognized for success

•

Scotiabank was recognized by the Great Place to Work Institute as one of the Best Workplaces in the Caribbean and Central America and Canada. Scotiabank was also named Best Workplace in Costa Rica, Dominican Republic, El Salvador, Panama and Puerto Rico. These are in addition to our previous recognitions in both Mexico and Peru.

•	Scotiabank’s Vice President of Economics and Commodity Market Specialist, Patricia Mohr, has received the 2012 Metal Bulletin Apex award for the top gold and overall precious metals price forecasts.
•	Scotia Casa de Bolsa (Scotiabank Brokerage house) was recognized as the best brokerage house in Mexico by “El Inversionista” (The Investor), a premier magazine that specializes in investments.
•	Scotiabank has been honoured with 5 Visa Service Quality Performance Awards for 2012. Three of the awards are specifically for Global Transaction Banking Commercial Card business and were awarded for the quality of the cardholder experience in the day-to-day use of our products.

Serving our customers

•

Launched the Scotiabank Momentum for Business VISA card offering Scotiabank Small Business customers with market-leading features such as 3% cash back on key business purchases and extended 25 day grace period – a great financial solution for many small business owners.

•

Scotiabank Mexico announced an alliance with Cardtronics for 500 Automated Teller Machines (ATMs). The ATMs are mainly located in convenience stores throughout the country and with direct access to the Scotiabank ATM network.

•	The Bank launched Premium Banking in Chile, Peru, Barbados, Trinidad and Jamaica. This offer includes dedicated sales and service officers, a premium product offering and other privileges.
•

Scotiabank acted as Exclusive Financial Advisor to Vale S.A. on its sale of gold streams to Silver Wheaton Corp., for initial cash payment of US$1.9 billion plus 10 million warrants of Silver Wheaton, valued at US$100 million.

Scotiabank’s Bright Future program in action

•

Scotiabank made a donation to Dalhousie’s Rowe School of Business to support the Scotiabank Ethical Leadership Initiative, which is aimed at engaging business students and the Canadian business community in shaping ethical business leadership.

•

Scotiabank made a donation to the Caribbean-SickKids Paediatric Cancer and Blood Disorders Project, which will help fund the project’s telemedicine program allowing physicians in Barbados, Jamaica, St. Lucia, St. Vincent and the Grenadines, Trinidad and Tobago, and Bahamas to connect with leading medical experts from around the world.

4    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the first quarter of 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Scotiabank Second Quarter Report 2013    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the six months ended
TEB Gross up ($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net interest income	$3	$4	$3	$7	$8
Other operating income	79	70	66	149	129
Total revenue and provision for taxes	$82	$74	$69	$156	$137

6    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	May 28, 2013

Financial results

Scotiabank’s net income for the second quarter was $1,601 million, compared with $1,460 million for the same period last year and $1,625 million last quarter.

Diluted earnings per share were $1.23 up 7% from $1.15 in the same period a year ago but down 2 cents per share from $1.25 in the first quarter.

Return on equity remained strong at 16.2%, compared to 18.6% last year and 16.6% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year, quarter-over-quarter and year-to-date over year-to-date change in key income statement items. The impact of foreign currency translation was not significant when comparing the year-over-year impact for both quarterly and year-to-date results.

($ millions)	For the three months ended			For the six months ended
	Apr. 30, 2013 vs. Apr. 30, 2012	Apr. 30, 2013 vs. Jan. 31, 2013		Apr. 30, 2013 vs. Apr. 30, 2012
U.S./Canadian dollar exchange rate (average)
April 30, 2013	$0.983		$0.983	$0.995
January 31, 2013			$1.007
April 30, 2012	$1.006	$		$0.992
% change	-2.3%		-2.4%	0.3%
Impact on income:
Net interest income	$33		$36	$17
Net fee and commission revenues	15		17	8
Other operating income(1)	(17)		(9)	(27)
Operating expenses	(27)		(29)	(19)
Other items (net of tax)	(4)		(7)	–
Net income	$–		$8	$(21)
Impact by business line:
Canadian Banking	$1		$2	$–
International Banking(1)	(1)		9	(8)
Global Wealth Management	2		3	(1)
Global Banking and Markets	10		7	1
Other(1)	$(12)		$(13)	$(13)
(1)	Includes the impact of foreign currency hedges.

Q2 2013 vs Q2 2012

Net income

Scotiabank’s net income was $1,601 million in the second quarter, an increase of $141 million or 10% from the same period a year ago. Recent acquisitions contributed $61 million to the year-over-year growth. The remaining increase was from higher net interest income, growth in transaction-based fees and wealth management revenues and increased net gains on investment securities. The growth was partly offset by lower trading revenues, increased operating expenses and higher provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) of $5,304 million was up $531 million or 11% from the same quarter last year. Acquisitions accounted for $202 million. The remaining increase was attributable to higher net interest income from asset growth, increased banking fees, stronger wealth management and insurance revenues and higher net gains on investment securities. Partly offsetting the increases were lower trading revenues.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,787 million, $303 million or 12% higher than the same quarter last year. This was attributable to the acquisition of ING Bank of Canada (ING DIRECT) and growth in assets, primarily Canadian residential mortgages, retail and commercial loans in International Banking and corporate loans. These increases were partly offset by a lower margin.

The core banking margin was 2.31%, down from 2.37% last year. The decrease in the margin was due mainly to lower spreads from the acquisition of ING DIRECT.

Net fee and commission revenues

Net fee and commission revenues of $1,736 million were up $159 million or 10% from the same period last year. The growth was partly attributable to recent acquisitions, as well as increases in credit and commercial banking fees, non-trading foreign exchange revenues and underwriting fees. There were also stronger wealth management revenues in brokerage fees and mutual funds, from growth in assets under management and assets under administration.

Other operating income

Other operating income (on a taxable equivalent basis) was $781 million, up $69 million or 10% from last year’s $712 million. This increase reflected higher net gains on investment securities, stronger insurance income and growth in revenues from associated corporations. Trading revenues were down slightly year over year as higher revenues in the fixed income business were more than offset by weaker results in the precious metals and commodities businesses.

Scotiabank Second Quarter Report 2013    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

The provision for credit losses was $343 million this quarter, up $79 million from the same period last year. The year-over-year increase was due to higher provisions across all business lines, with the largest increases in International retail banking and Canadian commercial banking, where the Bank provided for one large account. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses were $2,841 million, up $276 million or 11% from the same quarter last year, $114 million of which arose from acquisitions. The remaining growth was across most operating expense categories to support planned revenue initiatives and increasing regulatory costs. The largest increases were in compensation-related expenses, which rose due to annual merit increases, higher staffing levels, and increased stock-based and performance-based compensation. Premises costs were also up due mainly to the sale of Scotia Plaza last year. As well there were higher technology and marketing costs to support business growth and regulatory requirements, partly offset by business-related tax recoveries related to prior years.

The productivity ratio was 53.6%, in line with 53.7% in the same quarter last year.

Taxes

The effective tax rate of 21.5% was down from 22.2% in the same quarter last year, due mainly to higher income in lower tax jurisdictions and higher tax-exempt dividend income in the current quarter.

Q2 2013 vs Q1 2013

Net income

Net income was $1,601 million, down $24 million, or 1% compared to the first quarter. Growth in fee and commission revenues and higher net gains on investment securities were more than offset by lower trading revenues, increases in provisions for credit losses, and the impact of a shorter quarter.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,304 million, up $48 million or 1% quarter over quarter. This increase was due mainly to growth in wealth management revenues, increased underwriting and foreign exchange fees and higher net gains on investment securities. The full quarter impact of the acquisition of ING DIRECT and the positive impact of foreign currency translation also contributed to the higher total revenue. These increases were mostly offset by lower trading revenues and a reduced contribution from associated corporations.

Net interest income

Net interest income (on a taxable equivalent basis) of $2,787 million, was up marginally from $2,775 million in the previous quarter. This increase was attributable to the impact of recent acquisitions and asset growth, primarily in residential mortgages. These increases were partly offset by the impact of three fewer days in the quarter.

The core banking margin was relatively unchanged at 2.31%.

Net fee and commission revenues

Net fee and commission revenues of $1,736 million rose $75 million or 5% quarter over quarter, of which $23 million related to acquisitions. The remaining growth was due primarily to higher wealth management revenues from growth in assets under management, assets under administration and improved market conditions. Underwriting and foreign exchange fees were also higher quarter-over-quarter.

Other operating income

Other operating income (on a taxable equivalent basis) fell by $39 million or 5% to $781 million. The decline was due primarily to lower trading results in the fixed income, precious metals and commodities businesses due to challenging market conditions. Net income from associated corporations was also down due primarily to a lower contribution from an associated corporation in Venezuela as a result of lower earnings and the impact of currency devaluation. These decreases were partially offset by higher net gains on investment securities.

Provision for credit losses

The provision for credit losses was $343 million this quarter, up $33 million from the prior quarter. The quarter-over-quarter increase was due primarily to higher provisions in Canadian commercial banking and International retail banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses of $2,841 million were $28 million or 1% higher quarter-over-quarter, but were flat excluding the negative impact of foreign currency translation. Recent acquisitions contributed $47 million to the growth. Excluding acquisitions, operating expenses were marginally lower compared to last quarter, due mainly to lower stock-based compensation as a result of the seasonally higher amounts in the prior quarter. This quarter, the Bank also benefitted from business-related tax recoveries related to prior years. Partially offsetting these reductions were higher premises, advertising and professional expenses.

The productivity ratio was 53.6%, compared to 53.5% in the previous quarter.

8    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate this quarter increased to 21.5% from 21.1% in the prior quarter due primarily to lower foreign tax recoveries, partially offset by higher tax-exempt dividend income in the current quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012

Net income

Net income was $3,226 million, an increase of $330 million or 11% compared to the same period last year, which included an after-tax real estate gain of $94 million. Excluding this gain, net income was up $424 million or 15%. Recent acquisitions contributed approximately 43% of this growth. The remaining increase was attributable to higher net interest income, growth in wealth management and transaction-based banking revenues, stronger contributions from associated corporations and higher net gains on investment securities. These items were partly offset by an increase in operating expenses and provisions for credit losses.

Total revenue

For the six month period, total revenue (on a taxable equivalent basis) of $10,560 million was $1,098 million or 11% higher than the same period last year. Last year’s results included a real estate gain of $111 million. Acquisitions accounted for $605 million of the year-over-year growth. The remaining increase was due mainly to strong net interest income from asset growth, higher banking and wealth management revenues, and increased contributions from associated corporations. There were also higher net gains on investment securities and stronger insurance income.

Net interest income

Net interest income (on a taxable equivalent basis) was $5,562 million for the six month period, up $698 million or 14% from the previous period. This was attributable to diversified loan growth in International Banking, higher residential mortgages and consumer auto loans in Canadian Banking and increases in corporate loans.

The year-to-date core banking margin was 2.30%, down slightly from 2.31% for the same period last year.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $3,397 million were up $320 million or 10%. The growth was attributable primarily to higher transaction-based banking fees from both acquisitions and existing busi-

nesses. In addition, there was strong growth in wealth management revenues from increases in assets under management and assets under administration, improved market conditions and recent acquisitions.

Other operating income

Other operating income (on a taxable equivalent basis) increased by $80 million or 5% to $1,601 million. Last year included a real estate gain of $111 million. Excluding this gain, other operating income was up $191 million or 14%. This year-over-year increase was due mainly to increased income from associated corporations, higher gains on investment securities and growth in insurance underwriting revenues due to growth in premium income.

Provision for credit losses

For the six month period, total provisions for credit losses were $653 million, up $124 million from $529 million during the same period last year. Higher provisions in International Banking accounted for the majority of the increase with a portion due to new acquisitions. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses were $5,654 million, $582 million or 11% higher than last year. Recent acquisitions accounted for $298 million of the growth. The remaining increase of $284 million or 5% was due mainly to a rise in compensation-related expenses from increased staffing levels, annual merit increases and higher performance-based compensation. Pension and benefits expenses were also up, mostly reflecting the impact of the continued low interest rate environment. There were also higher premises costs due mainly to the sale of Scotia Plaza last year. The remaining growth across the other operating expense categories was primarily to support ongoing revenue and regulatory initiatives.

The productivity ratio was 53.5%, in line with 53.6% for the same period last year. Operating leverage year over year was positive 0.1%. However, adjusting for the real estate gain in the first quarter of last year, the operating leverage was positive 1.5%.

Taxes

The effective tax rate for the first six months was 21.3%, down from 22.2% in the same period last year. The decrease in the effective tax rate was due primarily to higher foreign tax recoveries, lower deferred tax adjustments and increased tax-exempt dividend income in the current year.

Scotiabank Second Quarter Report 2013    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 55 to 71 of the 2012 Annual Report.

Credit risk

Provision for credit losses

Q2 2013 vs Q2 2012

The provision for credit losses was $343 million this quarter, compared to $264 million in the same period last year.

The provision for credit losses was $136 million in Canadian Banking, up from $120 million in the same quarter last year. The higher provisions were mainly due to one account in commercial banking.

The provision for credit losses was $194 million in International Banking, compared to $145 million in the same period last year. Retail provisions were higher in Colombia, in line with expectations, and in Peru and Chile due to growth and change in product mix. Commercial provisions were relatively flat with lower reversals in Latin America offset by reduced provisions in the Caribbean. A net benefit of $18 million was included in the current period’s provision for credit losses, from the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses, in line with the maturity of the acquired portfolio.

Global Banking and Markets’ provision for credit losses was $12 million this quarter, compared to net recoveries of $1 million in the same quarter last year. In the current quarter, new provisions were attributed mainly to two clients in the U.S. portfolio.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Q2 2013 vs Q1 2013

The provision for credit losses was $343 million this quarter, compared to $310 million in the previous quarter.

The provision for credit losses was $136 million in Canadian Banking, up from $118 million in the previous quarter. Higher commercial provisions were partially offset by lower retail provisions.

The provision for credit losses was $194 million in International Banking this quarter, compared to $186 million last quarter. The moderate increase in retail provisions was in line with expectations in Colombia and growth in Mexico, partially offset by lower provisions in the Caribbean. Commercial provisions benefitted from broad-based reductions in the Caribbean, substantially offset by lower reversals in Latin America.

Global Banking and Markets’ provision for credit losses was $12 million this quarter, compared to $5 million in the prior quarter. In the current period, new provisions were attributed mainly to two clients in the U.S. portfolio.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012

For the six month period, total provisions for credit losses were $653 million, up $124 million from $529 million during the same period last year.

The provision for credit losses was $254 million in Canadian Banking, down $2 million from the same period last year. There were no significant changes in retail and commercial provisions.

International Banking’s provision for credit losses was $380 million, compared to $269 million in the same period last year. Retail provisions increased primarily in Colombia due to the acquisition of Banco Colpatria and in Peru due mainly to growth. Lower commercial reversals in Latin America were somewhat offset by reduced commercial provisions in the Caribbean. Provisions for credit losses this year include a net benefit of $37 million due to the net amortization of the credit mark on acquired loans in Colombia.

Global Banking and Markets’ provision for credit losses was $17 million, compared to $4 million in the same period last year. The increase was due to higher provisions in the U.S. and Canada.

Global Wealth Management’s provision for credit losses was up $2 million from the same period last year.

Allowance for credit losses

The total allowances for credit losses increased to $3,212 million as at April 30, 2013 from $2,969 million as at October 31, 2012. In addition, the allowance for off-balance-sheet credit risks classified as other liabilities was $184 million. The total allowance for credit losses includes $96 million of allowance covered by FDIC guarantees related to R-G Premier Bank of Puerto Rico. Total allowance for credit losses includes allowances of $1,272 million related to performing loans as at April 30, 2013, unchanged from October 31, 2012. The allowance for credit losses related to impaired loans was $1,844 million.

In Canadian Banking, the allowance increased to $688 million from $674 million due to an increase in provisions across all businesses.

In International Banking, the allowance for credit losses increased $223 million to $1,081 million, with new allowances in Latin America, the Caribbean and Central America regions.

Global Banking and Markets had an allowance of $72 million, down $4 million from October 31, 2012 due to write-offs in Canada and the U.S., partially offset by new provisions in the U.S.

Global Wealth Management’s allowance was $3 million, an increase of $2 million from October 31, 2012.

10    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Impaired loans

Total gross impaired loans at April 30, 2013, were $3,632 million, up $50 million from October 31, 2012, primarily attributable to an increase in the International Banking portfolios, partially offset by a decrease in Global Banking and Markets and Canadian Banking portfolios.

Total net impaired loans at April 30, 2013 were $1,788 million, down $185 million from $1,973 million at October 31, 2012.

Total net impaired loans in Canadian Banking were $344 million, down from $417 million as at October 31, 2012.

International Banking’s total net impaired loans decreased to $1,294 million from $1,323 million as at October 31, 2012, primarily due to a decrease in the retail portfolio, partly offset by an increase in the commercial portfolio.

In Global Banking and Markets, total net impaired loans decreased to $138 million at the end of this quarter, compared to $223 million at the end of last year due to a decrease in all portfolios.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

As at April 30, 2013, for individually assessed loans, the remaining incurred loss credit mark adjustment was $79 million (October 31, 2012 – $112 million).

As at April 30, 2013, for loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $113 million and $105 million, respectively (October 31, 2012 – $159 million and $137 million).

Overview of loan portfolio

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2013, these loans amounted to $279 billion or 69% of the Bank’s total loans and acceptances outstanding (January 31, 2013 – $276 billion or 69%; October 31, 2012 – $244 billion or 67%). Of these, $227 billion or 82% are real estate secured loans (January 31, 2013 – $226 billion or 82%; October 31, 2012 –$194 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2013
	Residential mortgages					Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,541	4.0%	$4,228	2.2%	$11,769	6.3%	$2	–%	$1,308	6.9%	$1,310	6.9%
Quebec	8,643	4.6	7,310	3.9	15,953	8.5	1	–	1,037	5.5	1,038	5.5
Ontario	54,283	28.8	40,371	21.5	94,654	50.3	7	0.1	9,257	48.9	9,264	49.0
Manitoba & Saskatchewan	4,584	2.4	2,998	1.6	7,582	4.0	2	–	894	4.7	896	4.7
Alberta	17,458	9.3	10,671	5.7	28,129	14.9	6	–	3,283	17.3	3,289	17.3
British Columbia & Territories	15,778	8.4	14,325	7.6	30,103	16.0	1	–	3,140	16.6	3,141	16.6
Canada	$108,287	57.5%	$79,903	42.5%	$188,190	100%	$19	0.1%	$18,919	99.9%	$18,938	100%
International	–	–	19,553	100	19,553	100	–	–	–	–	–	–
Total	$108,287	52.1%	$99,456	47.9%	$207,743	100%	$19	0.1%	$18,919	99.9%	$18,938	100%
	As at January 31, 2013
Canada	$108,292	57.7%	$79,315	42.3%	$187,607	100%	$22	0.1%	$18,848	99.9%	$18,870	100%
International	–	–	19,039	100	19,039	100	–	–	–	–	–	–
Total	$108,292	52.4%	$98,354	47.6%	$206,646	100%	$22	0.1%	$18,848	99.9%	$18,870	100%
	As at October 31, 2012
Canada	$92,956	59.2%	$64,068	40.8%	$157,024	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
International	–	–	18,606	100	18,606	100	–	–	–	–	–	–
Total	$92,956	52.9%	$82,674	47.1%	$175,630	100%	$25	0.1%	$18,823	99.9%	$18,848	100%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

Scotiabank Second Quarter Report 2013    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

	As at April 30, 2013
	Residential mortgages by amortization(1)
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	35.4%	23.5%	29.3%	10.8%	1.0%	100%
International	65.2%	20.2%	13.6%	0.7%	0.3%	100%
	As at January 31, 2013
Canada	35.4%	21.8%	30.1%	11.2%	1.5%	100%
International	63.2%	19.8%	15.5%	1.2%	0.3%	100%
	As at October 31, 2012
Canada	36.5%	20.3%	30.8%	10.8%	1.6%	100%
International	63.6%	19.0%	16.3%	0.9%	0.2%	100%

(1)	Amortization refers to remaining amortization period.

Loan to value ratios

The Canadian residential mortgage portfolio is 42% uninsured (October 31, 2012 – 41%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55.3% (October 31, 2012 – 57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)(2)
	For the three months ended April 30, 2013
	Residential mortgages	Home equity lines of credit
	LTV%	LTV%
Canada:
Atlantic provinces	66.9%	60.3%
Quebec	63.2	65.5
Ontario	62.8	62.5
Manitoba & Saskatchewan	66.8	62.6
Alberta	66.1	67.3
British Columbia & Territories	59.3	62.2
Canada	63.1%	63.1%
International(4)	73.3%	N/A
	For the three months ended January 31, 2013
Canada(3)	63.6%	64.2%
International(4)	72.3%	N/A
	For the three months ended October 31, 2012
Canada	63.8%	65.8%
International(4)	70.4%	N/A

(1)	Based on geographic location units responsible for recording revenue.
(2)	LTV is calculated based on the sum of individual installment loans and the authorized limit for related revolving home equity lines of credit (HELOC), divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOC’s.
(3)	Excludes the uninsured residential mortgages acquired as part of ING DIRECT acquisition, which have a weighted average LTV ratio of 60.0%.
(4)	There are no material HELOC exposures in the international portfolio.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

12    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $771 million as at April 30, 2013 (January 31, 2013 – $754 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	April 30, 2013						January 31 2013	October 31 2012
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Security Finance Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$8,556	$1,420	$8,790	$9,028	$673	$28,467	$31,428	$28,751
Less: Undrawn commitments	–	–	8,790	–	–	8,790	8,012	7,970
Net funded exposure	$8,556	$1,420	$–	$9,028	$673	$19,677	$23,416	$20,781

(1)	Net of all allowances for credit losses of $28. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,651 and collateral held against SFT was $13,503.

The Bank’s total gross European exposure (net of collateral held) as at April 30, 2013 was $28.5 billion (January 31, 2013 – $31.4 billion), with net funded exposure of $19.7 billion (net of undrawn commitments and net of collateral held) (January 31, 2013 – $23.4 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (77% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There have been no significant events since January 31, 2013 that have materially impacted the reported amounts.

Below is the funded exposures related to all European countries:

	As at
	April 30, 2013					January 31, 2013		October 31, 2012
($ millions)	Sovereign	Bank	Corporate(1)	Total		Total		Total
Greece	$–	$–	$428	$428		$435		$426
Ireland	19	24	170	213		183		298
Italy	216	386	54	656		760		695
Portugal	–	6	5	11		15		30
Spain	4	40	230	274		422		252
Total GIIPS	$239	$456	$887	$1,582		$1,815		$1,701

U.K.	2,375	2,255	3,355	7,985		9,441		8,711
Germany	567	555	921	2,043		4,206		2,914
France	1,207	738	640	2,585		2,332		1,947
Netherlands	8	377	1,354	1,739		1,259		1,268
Switzerland	–	584	861	1,445		1,928		1,503
Other	321	333	1,644	2,298		2,435		2,737
Total Non-GIIPS	$4,478	$4,842	$8,775	$18,095		$21,601		$19,080
Total Europe	$4,717	$5,298	$9,662	$19,677	(2)	$23,416	(2)	$20,781	(2)
Total Europe as at January 31, 2013	$6,504	$6,055	$10,857	$23,416	(2)
Total Europe as at October 31, 2012	$4,579	$5,668	$10,534	$20,781	(2)

(1)	Corporate includes financial institutions that are not banks.
(2)	Includes $238 (January 31, 2013 – $196; October 31, 2012 – $183) in exposures to supra-national agencies.

Scotiabank Second Quarter Report 2013    13

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of April 30, 2013, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.6 billion, down from $1.8 billion last quarter.

Specific to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $27 million and a net short position in sovereign securities of $8 million as at April 30, 2013. The Bank was net long securities in sovereign exposures to Italy ($209 million) and Spain ($4 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $386 million, as at April 30, 2013 (January 31, 2013 – $554 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $428 million related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	April 30, 2013					January 31, 2013	October 31, 2012
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$ 428	$–	$–	$–	$428	$435	$426
Ireland	21	28	88	76	213	183	298
Italy	377	1	275	3	656	760	695
Portugal	–	–	11	–	11	15	30
Spain	281	1	(11)	3	274	422	252
Total GIIPS	$1,107	$30	$363	$82	$1,582	$1,815	$1,701

U.K.	3,839	3,012	738	396	7,985	9,441	8,711
Germany	879	309	814	41	2,043	4,206	2,914
France	424	359	1,793	9	2,585	2,332	1,947
Netherlands	987	92	650	10	1,739	1,259	1,268
Switzerland	1,123	73	224	25	1,445	1,928	1,503
Other	1,617	20	551	110	2,298	2,435	2,737
Total Non-GIIPS	$8,869	$3,865	$4,770	$591	$18,095	$21,601	$19,080
Total Europe	$9,976	$3,895	$5,133	$673	$19,677	$23,416	$20,781

Securities exposures to European sovereigns and banks (excluding GIIPS) was $3.1 billion as at April 30, 2013 (January 31, 2013 – $5.4 billion), predominately related to issuers in the United Kingdom, Germany and France. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Undrawn commitments of $8.8 billion (January 31, 2013 – $8.0 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $5.2 billion as at April 30, 2013 (January 31, 2013 – $4.4 billion). As at April 30, 2013, issued letters of credit with banks amounted to $3.3 billion (January 31, 2013 – $3.3 billion).

Unfunded commitments are detailed further by country in the table on page 15.

The Bank’s indirect exposure is also detailed in the table on page 15 and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
–	letters of credit or guarantees from entities in European countries to entities in countries outside of Europe

Included in the indirect securities exposure was $128 million related to GIIPS; $82 million to the United Kingdom and $86 million to Germany. Indirect exposure by way of letters of credit totaled $1,177 million at April 30, 2013 (January 31, 2013 – $1,133 million); of which $224 million (January 31, 2013 – $228 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $757 million (January 31, 2013 – $371 million).

14    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

	Undrawn commitments			Indirect exposure
($ millions)	April 30 2013	January 31 2013	October 31 2012	April 30 2013	January 31 2013	October 31 2012
Greece	$5	$4	$23	$–	$–	$–
Ireland	37	36	28	–	1	2
Italy	51	60	38	140	167	155
Portugal	–	–	–	–	1	–
Spain	242	215	231	212	260	423
Total GIIPS	$335	$315	$320	$352	$429	$580
U.K.	4,016	3,141	2,914	200	136	138
Germany	1,126	1,135	1,116	165	185	257
France	878	884	879	379	330	306
Netherlands	794	848	892	62	54	51
Switzerland	625	630	942	154	227	125
Other	1,016	1,059	907	204	263	206
Total Non-GIIPS	$8,455	$7,697	$7,650	$1,164	$ 1,195	$ 1,083
Total Europe	$8,790	$8,012	$7,970	$1,516	$ 1,624	$ 1,663

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at April 30, 2013, the Bank had CDS protection on the funded exposure to only one Spanish corporation in the amount of $60 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2013	January 31 2013	April 30 2012
Interest rate	$9.6	$10.1	$12.0
Equities	2.4	1.9	3.0
Foreign exchange	0.8	1.1	1.1
Commodities	4.2	3.5	3.0
Debt specific	13.2	13.8	13.8
Diversification effect	(13.4)	(13.0)	(14.6)
All Bank VaR	$16.8	$17.4	$18.3
All Bank Stressed VaR	$35.7	$34.8	$34.9

In the second quarter of 2013, the average one-day total VaR was $16.8 million, a decrease from $17.4 million in the previous quarter, primarily due to decreased interest rate and debt specific risk.

The average one-day total Stressed VaR during the quarter was $35.7 million, up from $34.8 million in the previous quarter partly due to increased equity risk. Due to the significant equity volatility in the stressed period, the increase in equity risk had a larger impact on Stressed VaR than on VaR this quarter. Stressed VaR is calculated using market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio. The current period is the

2008/2009 credit crisis following the collapse of Lehman Brothers.

There were two trading loss days in the second quarter, compared to no loss days in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk – This is the potential for direct losses due to an obligor’s default, as well as the potential for indirect losses that may arise from a default event; and
•	Credit migration risk – This is the potential for direct losses due to rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the CDS and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated to the 99.9th percentile with a one year liquidity horizon. For CRM in correlation trading there is also a market simulation model to capture historical price movements.

Scotiabank Second Quarter Report 2013    15

MANAGEMENT’S DISCUSSION & ANALYSIS

During the quarter, the market risk capital requirement for IRC was $314 million, up from $303 million in the previous quarter. CRM was $420 million compared to $386 million in the previous quarter due to increased credit exposure. The CRM included a $146 million capital surcharge (January 31, 2013 -$188 million).

Validation of new models

Prior to the implementation of new market risk capital models substantial validation and testing is conducted.

Validation is conducted when the model is initially developed and when any significant changes are made to the model. The validation is also conducted on a periodic basis but especially where there have been any significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional tests such as:

•	Tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that are carried out using hypothetical changes in portfolio value that would occur under different market conditions;
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 20 to the condensed interim consolidated financial statements and in Note 39 of the consolidated financial statements in the Bank’s 2012 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios are based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central banks.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking and Markets, and collateral received for securities financing and derivative transactions.

The vast majority of liquid assets are held by the Bank’s corporate office, Canadian and foreign branches of the Bank and Canadian subsidiaries of the Bank.

Liquid assets totalled $311 billion at April 30, 2013 ($256 billion at October 31, 2012) and represented 41% of total assets at April 30, 2013 (38% at October 31, 2012). The increase in liquid assets was primarily attributable to an increase in deposits at central banks, trading securities and the acquisition of ING DIRECT. The following table provides a summary composition of liquid assets. Included in liquid assets are Canadian mortgage-backed securities which for accounting purposes are classified as residential mortgages.

16    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at
	April 30, 2013					January 31 2013
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	Unencumbered liquid assets
Cash and deposits with central banks	$40,735	$–	$40,735	$–	$40,735	$39,823
Deposits with financial institutions	7,298	–	7,298	–	7,298	6,566
Precious metals	8,786	–	8,786	112	8,674	10,803
Securities
Canadian government obligations	37,998	10,451	48,449	29,688	18,761	15,562
Foreign government obligations	31,985	38,097	70,082	51,251	18,831	19,379
Other securities	48,548	40,650	89,198	37,995	51,203	49,693
Loans
NHA mortgage-backed securities(1)	45,426	–	45,426	11,270	34,156	36,314
Call and short loans	890	–	890	–	890	1,090
Total	$221,666	$89,198	$310,864	$130,316	$180,548	$179,230
As at January 31, 2013(2)	$224,134	$66,026	$290,160	$110,930	$179,230
As at October 31, 2012(2)	$191,626	$64,494	$256,120	$93,407	$162,713

(1)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.
(2)	Prior period amounts have been restated to conform with current period categorization.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2013	January 31 2013	October 31 2012
Bank of Nova Scotia (Parent)	$136,728	$139,102	$124,329
Bank domestic subsidiaries	20,903	18,184	17,329
Bank foreign subsidiaries	22,917	21,944	21,055
Total	$180,548	$179,230	$162,713

Pledged assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As of April 30, 2013, total assets pledged were $187 billion compared to $155 billion as at October 31, 2012. The change is principally attributable to an increase in pledging activity to support the Bank’s securities financing activities.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $397 million or $489 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Included in pledged assets are liquid assets of $130 billion at April 30, 2013 ($93 billion at October 31, 2012). Liquid assets which have been pledged are encumbered and are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, including securitization of assets as well as wholesale funding.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $222 billion as at April 30, 2013 (October 31, 2012 – $191 billion). The increase since October 31, 2012, was due primarily to the acquisition of ING DIRECT, increased capital from internal capital generation and the issuance of common shares, offset by a reduction in subordinated debentures. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $100 billion (October 31, 2012 – $90 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds. The growth in longer term liabilities is attributable to the acquisition of ING DIRECT and issuance of term deposit notes.

Scotiabank Second Quarter Report 2013    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks. In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In other markets, short-term funding is raised through the issuance of certificates of deposit and commercial paper programs. Term funding in these markets is raised through the Banks’ Medium Term Note and Covered Bond Programs.

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

On December 14, 2012, the Federal Reserve Bank in the U.S. issued proposed rules to implement the enhanced prudential standards and early remediation requirements of section 165 and 166 of the Dodd-Frank Act for foreign banking organizations and foreign non-bank financial companies. The overall intent of the proposal is to strengthen the regulation of the U.S. operations of foreign banking organizations. The Bank is currently reviewing the proposal and the potential impact on its U.S. operations. The comment period for the proposal ended on April 30, 2013 and the effective date is expected to be July 2015.

Financial position

The Bank’s total assets at April 30, 2013 were $754 billion, up $86 billion or 13% from October 31, 2012, including approximately $41 billion related to the acquisition of ING DIRECT. The impact of foreign currency translation was not significant.

Cash and deposits with financial institutions grew by $8 billion, due mainly to increases in interest bearing deposits with central banks. Precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $19 billion.

Trading assets increased $17 billion from October 31, 2012. Trading securities rose $19 billion from higher holdings of Canadian and U.S. government debt and common equities. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment securities grew by $2 billion due mainly to increased holdings of Canadian government debt from the acquisition of ING DIRECT. As at April 30, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,074 million, an increase of $183 million from October 31, 2012. The change was due mainly to increases in the values of common equities.

Loans increased $42 billion or 12% from October 31, 2012. Residential mortgages increased $32 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $3 billion due mainly to growth in Canada and Mexico. Business and government loans were up $7 billion due primarily to growth in Latin America and Asia, as well as in Canada due mainly to the acquisition of ING DIRECT.

Total liabilities were $710 billion as at April 30, 2013, up $83 billion or 13% from October 31, 2012, including $38 billion from ING DIRECT.

Total deposits increased by $54 billion. Personal deposits grew by $31 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $22 billion from both the ING DIRECT acquisition as well as growth in the U.S. Deposits by financial institutions increased $1 billion in Asia.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $24 billion and $6 billion, respectively. Derivative instrument liabilities decreased $2 billion.

Total equity increased $2,828 million from October 31, 2012. This increase was driven by internal capital generation of $1,588 million and the issuance of common shares of $765 million, comprised of $99 million for the purchase of Colfondos in Colombia and $666 million through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive income increased $382 million due mainly to higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank’s investments in its foreign operations.

18    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-controlling interests in subsidiaries increased $100 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $32 million due mainly to distributions to noteholders.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 34 to 39 of the 2012 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets, deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	April 30 2013		January 31 2013		October 31 2012
($ millions)	Basel III All-in		Basel III All-in		Basel II
Common Equity Tier 1 capital	$24,013		$23,014		$ n/a
Tier 1 capital	29,961		28,960		34,436
Total regulatory capital	38,204		37,818		42,193
Total risk-weighted assets	280,747		280,061		253,309
Capital ratios:
Common Equity Tier 1 capital	8.6%		8.2%		n/a
Tier 1 capital ratio	10.7%		10.3%		13.6%
Total capital ratio	13.6%		13.5%		16.7%
Assets-to-capital multiple	17.5	x	17.3	x	15.0	x

The Bank continues to maintain a strong capital position. As at April 30, 2013 the CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.6%, 10.7% and 13.6% (January 31, 2013 – 8.2%, 10.3% and 13.5%), respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7%, respectively.

The Basel III all-in Tier 1 and Total ratios are lower than Basel II ratios due to the introduction of additional regulatory deductions including intangibles below the Basel II threshold, deferred tax assets that rely on future profitability, and defined-benefit pension fund net assets. There are also slightly higher risk-weighted assets under Basel III from additional requirements for exposures to financial institutions and central counterparties.

The increase in the CET1 and Tier 1 ratios during the quarter was due to the Bank’s strong internal capital generation and common shares issued through the Bank’s dividend reinvestment, share purchase and stock option plans, partly

Scotiabank Second Quarter Report 2013    19

MANAGEMENT’S DISCUSSION & ANALYSIS

offset by the impact of Bank’s acquisition of AFP Horizonte in Peru. Total risk-weighted assets were in line with last quarter, as the change in mix and higher credit quality of assets mostly offset the impact of asset growth.

The Total Capital ratio was impacted by the redemption of $1.7 billion of subordinated debentures, which partially offset the increase in common shareholders equity described above.

Common dividend

The Board of Directors, at its meeting on May 27, 2013, approved a dividend of 60 cents per share. This quarterly dividend applies to shareholders of record as of July 2, 2013 and is payable July 29, 2013.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 10. The methods of determining the fair value of financial instruments are detailed on pages 41 to 42 of the 2012 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard ISDA master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 60 of the 2012 Annual Report).

Total derivative notional amounts were $2,792 billion as at

April 30, 2013, compared to $2,911 billion as at January 31,

2013 and $2,766 billion as at October 31, 2012. The quarterly change was due largely to a decrease in the volume of interest rate contracts partially offset by an increase in foreign exchange contracts. The percentage of derivatives held for trading and those held for non-trading or hedging were generally unchanged. The total notional amount of over-the-counter derivatives was $2,569 billion (January 31, 2013 – $2,670 billion), of which $954 billion are settled through central counterparties as at April 30, 2013 (January 31, 2013 – $930 billion). The credit equivalent amount, after taking master netting arrangements into account, was $30.1 billion, compared to $31.0 billion in the previous quarter and $19.6 billion as at October 31, 2012. The change from October 31, 2012 was due largely to the new Basel III requirements to compute a credit risk charge for exchange traded derivatives.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 42 to 43 of the Bank’s 2012 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at April 30, 2013, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $819 million (January 31, 2013 – $829 million; October 31, 2012 – $821 million). The fair value was $797 million (January 31, 2013 – $793 million; October 31, 2012 – $717 million). None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since October 31, 2012.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $42 million as at April 30, 2013 (January 31, 2013 – $69 million; October 31, 2012 – $23 million). For the three months ended April 30, 2013, the Bank recorded a pre-tax gain of $2 million in net income for changes in fair value of synthetic CDOs and CLOs (second quarter of 2012 – pre-tax gain of $7 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads.

20    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2012.

Other

As at April 30, 2013, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs) and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 39 to 41 of the Bank’s 2012 Annual Report.

Special purpose entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based con duits is the liquidity support provided, with total liquidity facilities of $3.7 billion as at April 30, 2013 (January 31, 2013 – $3.4 billion; October 31, 2012 – $3.5 billion). As at April 30, 2013, total commercial paper outstanding for these conduits was $2.7 billion (January 31, 2013 – $2.5 billion; October 31, 2012 – $2.6 billion). Funded assets purchased and held by these conduits as at April 30, 2013, as reflected at original cost, were $2.7 billion (January 31, 2013 – $2.5 billion; October 31, 2012 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2012.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 7% from October 31, 2012. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $110 million for the three months ended April 30, 2013, compared to $111 million in the previous quarter.

Events after the Consolidated Statement of Financial Position date

Thanachart Bank Public Company Limited

On May 3, 2013, Thanachart Bank Public Company Limited (Thanachart Bank), an associated corporation of the Bank, completed the sale of its 100% equity interest in its wholly owned subsidiary, Thanachart Life Assurance Public Company Limited (TLife) to Prudential Life Assurance (Thailand) Public Company Limited (Prudential) for a total cash consideration of Thai Baht (THB) 18.4 billion (approximately $617 million).

As part of the transaction, Thanachart Bank and Prudential also simultaneously have entered into an exclusive 15 year- Bancassurance agreement (the agreement) for Thanachart Bank to distribute Prudential’s insurance products to Thanachart Bank’s customers via its branch network across Thailand. A portion of the sale consideration will be allocated to the agreement, to be deferred and amortized over 15 years.

The Bank equity accounts for its investment in Thanachart Bank and will recognize its 49% share of the gain on this transaction in the third quarter as part of its equity pick up.

Redemption of Scotiabank Trust Securities – Series 2003-1

On May 24, 2013 the Bank announced the redemption of $750 million Scotiabank Trust Securities – Series 2003-1 on June 30, 2013 at par plus accrued and unpaid indicated distributions.

Scotiabank Second Quarter Report 2013    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual consolidated financial statements describe the Bank’s accounting policies.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB has issued a number of new and revised standards that are effective for the Bank on November 1, 2013 (refer to Note 4 in the Bank’s 2012 annual consolidated financial statements). While the Bank is assessing the impact of the adoption of these standards, there are two standards that may significantly impact measurement and valuation which are discussed further below:

IAS 19 (Revised) – Employee Benefits, requires the value of the surplus/deficit of the defined benefit pension plans to be recorded on balance sheet, with actuarial gains and losses recognized in other comprehensive income (OCI).

As at October 31, 2012, the Bank’s pension plans were in a net deficit position. On adoption, the Bank will recognize the deficit on the balance sheet by charging accumulated other comprehensive income (AOCI) and recording a corresponding increase in pension liabilities. The impact under the new standard is in the process of being finalized. Under the existing standard the deficit was $1,097 million at October 31, 2012, as reflected in Note 31 of the Bank’s 2012 annual consolidated financial statements.

In addition, the Bank expects pension benefit expenses to increase under the new standard. As the standard is required to be applied retrospectively, the Bank expects a cumulative impact of a debit to opening retained earnings on adoption. The Bank has not yet finalized the full impact of adopting this standard.

IFRS 10 – Consolidated Financial Statements, introduces a single, principle-based control model focusing on three key elements: power over the relevant activities, exposure to variable returns and the ability to use the power to affect the returns. The standard also provides additional clarity and guidance on the role of principal or agent.

A key item that continues to be assessed for change in accounting under IFRS 10 is the de-consolidation of the trusts through which the Bank issues certain regulatory capital instruments. A de-consolidation of the trusts would result in a reclassification of non-controlling interest – capital instruments equity to deposit liabilities.

Based on the work done to date, except for the trusts mentioned above, the Bank does not expect the adoption of this standard to have a material impact on the Bank’s assets or liabilities.

Changes in internal control over financial reporting

There have been no material changes in the Bank’s internal control over financial reporting during the quarter ended April 30, 2013, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 78 and 162 of the Bank’s 2012 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

The global economy continues to post moderate growth, led by the relative outperformance in many of the emerging market countries of Latin America and the Asia-Pacific region where the Bank is active. Output gains throughout the more advanced nations remain muted, led by the gradual improvement in U.S. output, modest advances in Canada and Japan, but restrained by the lingering recession in the euro zone and little if any growth in the U.K. markets, where the Bank does not have significant operations.

Looking ahead, the global economy will benefit from output gains in China and from improving traction in the U.S. The latter being driven by a revival in consumer spending, housing activity, and industrial production that is underpinning trade in its regional trading partners of Canada and Mexico. With inflation pressures generally muted, an increasing number of countries around the globe are adopting more accommodative monetary policies to bolster growth prospects and counter the negative impact of the structural adjustments to redress chronic public sector debt burdens and lagging competitiveness.

Notwithstanding the above, the Bank’s straight-forward business model of diversification across geographies and businesses and the strategies it has in place, allows it to take advantage of opportunities to grow. With strong results in the first six months of the year and the continued execution of its focused strategy, the Bank is well-positioned to successfully achieve its goals for 2013.

22    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income	$1,352	$1,361	$1,156	$2,713	$2,330
Net fee and commission revenues	369	384	361	753	726
Net income from investments in associated corporations	–	9	–	9	1
Other operating income	25	1	–	26	9
Provision for credit losses	136	118	120	254	256
Operating expenses	869	861	771	1,730	1,539
Income tax expense	194	202	165	396	335
Net income	$547	$574	$461	$1,121	$936
Net income attributable to non-controlling interests	$–	$–	$–	$–	$1
Net income attributable to equity holders of the Bank	$547	$574	$461	$1,121	$935
Other measures
Return on economic equity(1)	34.6%	36.3%	38.3%	35.5%	38.6%
Average assets ($ billions)	$273	$267	$222	$270	$220
Average liabilities ($ billions)	$191	$185	$148	$188	$148
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q2 2013 vs Q2 2012

Canadian Banking reported net income attributable to equity holders of $547 million, an increase of $86 million or 19% from the same period last year, driven by the acquisition of ING Bank of Canada (ING DIRECT), strong organic asset growth and gains on investment securities. Return on economic equity decreased to 34.6% from 38.3% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Average assets rose $51 billion or 23% from the same quarter last year. The increase was due primarily to the acquisition of ING DIRECT as well as strong organic growth of $11 billion or 7% in residential mortgages, $3 billion or 24% in consumer auto loans and $2 billion or 7% in commercial lending (including banker’s acceptances).

Average deposits rose $43 billion or 29%, mainly from the acquisition of ING DIRECT and growth in each of retail, small business and commercial banking. There was strong organic retail growth in chequing accounts of $1 billion or 8% and high interest savings deposits of $2 billion or 12%. There was also growth of $3 billion or 10% in small business and commercial banking business operating accounts. Low-spread GICs declined by $2 billion or 4%.

Total revenues increased $229 million or 15% from the same period last year, with growth in both net interest income and net fee and commission revenues.

Net interest income of $1,352 million was up $196 million or 17% from the same period last year. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset growth. The net interest margin decreased 9 basis points to 2.08% due to the acquisition of ING DIRECT.

Net fee and commission revenues increased $8 million or 2% from the same quarter last year due to solid account growth in credit cards, increased credit fees and higher wealth management fees.

Other operating income increased $25 million from the same period last year due mainly to gains on investment securities.

The provision for credit losses was $136 million, up from $120 million in the same quarter last year. The higher provisions were due mainly to one account in commercial banking.

Operating expenses were up $98 million or 13%. Excluding the impact of ING DIRECT, underlying expenses were up 4%.

Q2 2013 vs Q1 2013

Quarter over quarter, net income attributable to equity holders decreased $27 million or 5% primarily due to the impact of a shorter quarter and a higher provision for credit losses. Return on equity decreased to 34.6% from 36.3% last quarter.

Average assets rose $6 billion or 2% from last quarter reflecting the full quarter impact of ING DIRECT. Excluding the latter, the underlying growth was primarily from growth in residential mortgages of $1 billion or 1%. There was also growth in consumer auto loans and commercial lending.

Average deposits grew $6 billion or 3% from last quarter reflecting the full quarter impact of ING DIRECT. Excluding the impact of ING DIRECT, growth in retail savings accounts was offset by declines in commercial deposits.

Scotiabank Second Quarter Report 2013    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Total revenues decreased $9 million or 1% quarter over quarter, with growth in other operating income being offset by a decline in both net interest income and net fee and commission revenues.

Net interest income of $1,352 million was down $9 million or 1% from last quarter, entirely due to the short quarter impact. The net interest margin remained flat compared to the previous quarter.

Net fee and commission revenues decreased by $15 million or 4% from lower credit card revenues reflecting higher seasonal activity in the previous quarter.

Other operating income increased $24 million due to higher gains on investment securities.

The provision for credit losses was $136 million, up from $118 million in the previous quarter. Higher commercial provisions were partially offset by lower retail provisions.

Operating expenses increased $8 million or 1% compared to last quarter due mainly to the full quarter impact of ING DIRECT, partially offset by the impact of three fewer days in the quarter.

Year-to-date Q2 2013 vs Year-to-date Q2 2012

Canadian Banking reported net income attributable to equity holders of $1,121 million, an increase of $186 million or 20% from the same period last year, driven by the acquisition of ING DIRECT, strong organic asset growth and gains on investment securities. Return on economic equity decreased to 35.5% from 38.6% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Average assets rose $50 billion or 23% from the same period last year. The increase was due primarily to the acquisition of ING DIRECT as well as organic growth of $11 billion or 8% in residential mortgages, $3 billion or 23% in consumer auto loans and $2 billion or 7% in commercial lending (including banker’s acceptances).

Average deposits rose $40 billion or 27%, mainly from the acquisition of ING DIRECT and strong growth in each of retail, small business and commercial banking. There was solid retail organic growth in chequing accounts of $1 billion or 8% and high interest savings deposits of $2 billion or 11%. There was also growth of $3 billion or 9% in small business and commercial banking business operating accounts.

Total revenues increased $435 million or 14% from the same period last year, with growth in both net interest income and net fee and commission revenues.

Net interest income of $2,713 million was up $383 million or 16% from the same period last year. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset growth. The net interest margin decreased 9 basis points to 2.08% due to the acquisition of ING DIRECT.

Net fee and commission revenues increased $27 million or 4% from the same period last year due to strong net account growth in credit cards, increased deposit and payment service revenues and higher wealth management fees.

Other operating income increased $17 million from the same period last year due to higher gains on investment securities.

The provision for credit losses was $254 million, down $2 million from the same period last year. There were no significant changes in retail and commercial provisions.

Operating expenses were up $191 million or 12%. Excluding the impact of ING DIRECT, underlying expenses rose 5%. Operating leverage was positive 1.7% year over year.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income	$1,248	$1,200	$1,137	$2,448	$2,140
Net fee and commission revenues	342	334	336	676	627
Net income from investments in associated corporations	127	132	109	259	177
Other operating income	131	90	81	221	170
Provision for credit losses	194	186	145	380	269
Operating expenses	1,029	976	926	2,005	1,771
Income tax expense	154	128	144	282	235
Net income	$471	$466	$448	$937	$839
Net income attributable to non-controlling interests	$52	$50	$49	$102	$67
Net income attributable to equity holders of the Bank	$419	$416	$399	$835	$772
Other measures
Return on economic equity(1)	13.8%	13.9%	12.4%	13.9%	12.5%
Average assets ($ billions)	$122	$115	$112	$118	$107
Average liabilities ($ billions)	$79	$76	$71	$78	$67
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

24    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2013 vs. Q2 2012

International Banking reported a solid quarter with net income attributable to equity holders of $419 million, an increase of $20 million or 5% from the same quarter last year. It was driven by strong loan growth in Latin America, higher gains on investment securities and a stronger contribution from associated corporations, partly offset by increased provisions for credit losses. Return on economic equity was 13.8% versus 12.4% in the same quarter last year.

Average assets were $122 billion this quarter, up $10 billion or 9% from the same period last year or $7 billion or 6% adjusting for favourable foreign currency translation. This was due primarily to strong retail loan growth of 11% and commercial loan growth of 6%. Retail loans were driven by 17% growth in Latin America and 3% in the Caribbean and Central America. Commercial loan growth was primary driven by increases in Latin America of 13%. Low cost deposit growth was 12% or 10% adjusting for foreign currency translation.

Total revenue was $1,848 million, an increase of $185 million or 11%, with strong growth in both net interest income and other income.

Net interest income increased $111 million or 10% to $1,248 million reflecting strong loan and deposit growth, the positive impact of foreign currency translation, and the acquisition of Credito Familiar in Mexico.

Net fee and commission revenues increased $6 million or 2% to $342 million from higher foreign exchange fees in

Latin America, partly offset by lower commercial banking fees.

Income from investments in associated corporations rose $18 million or 17% to $127 million mainly reflecting a higher contribution from Thanachart Bank in Thailand.

Other operating income increased $50 million or 62% due mostly to higher gains on investment securities in Mexico, and higher gains from financial instruments used for asset/liability management purposes.

The provision for credit losses was $194 million this quarter, compared to $145 million in the same period last year. Retail provisions were higher in Colombia, in line with expectations, and in Peru and Chile due to growth and change in product mix. Commercial provisions were relatively flat with lower reversals in Latin America offset by reduced provisions in the Caribbean. A net benefit of $18 million was included in the current period’s provision for credit losses, due to the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses, in line with the maturity of the acquired portfolio.

Operating expenses of $1,029 million increased $103 million or 11% this quarter, with almost half of the increase due to acquisitions and the negative impact of foreign currency translation. Underlying operating expenses increased by 6% in line with inflationary increases and business driven growth.

The effective tax rate was 24.6% up slightly from 24.3% in the same quarter last year.

Q2 2013 vs. Q1 2013

Net income attributable to equity holders increased $3 million or 1% over last quarter. Higher gains on investment securities were mainly offset by the impact of a tax benefit in Puerto Rico last quarter. Return on economic equity was 13.8%, in line with 13.9% last quarter.

Average assets were $122 billion, an increase of $7 billion or 6% over last quarter, $4 billion or 3% adjusting for favourable foreign currency translation. This was led by strong retail and commercial loan growth in Latin America, and commercial loan growth in Asia. Low cost deposit growth was 6%, or 4% adjusting for foreign currency translation.

Total revenue was $1,848 million, an increase of $92 million or 5%, with growth in both net interest income and other operating income.

Net interest income increased $48 million or 4% due largely to continued loan growth, the acquisition of Credito Familiar in Mexico, and the positive impact of foreign currency translation, partly offset by the impact of a shorter quarter.

Net fee and commission revenues increased $8 million or 2% to $342 million reflecting higher foreign exchange fees in

Mexico, partly offset by lower credit card revenues in Peru and commercial banking fees in Latin America.

Income from investments in associated corporations declined by $5 million or 4% to $127 million due to lower contributions from an associated corporation in Venezuela as a result of lower earnings and the devaluation in the currency.

Other operating income increased by $41 million or 46% due mainly to higher gains on investment securities in Mexico.

The provision for credit losses was $194 million this quarter, compared to $186 million last quarter. The moderate increase in retail provisions was in line with expectations in Colombia and growth in Mexico, partially offset by lower provisions in the Caribbean. Commercial provisions benefitted from broad-based reductions in the Caribbean, substantially offset by lower reversals in Latin America.

Operating expenses of $1,029 million increased $53 million this quarter or 5%, largely attributable to the negative impact of foreign exchange translation and the Credito Familiar acquisition.

The effective tax rate increased from 21.5% to 24.6% due mostly due to a tax benefit in Puerto Rico last quarter.

Scotiabank Second Quarter Report 2013    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2013 vs Year-to-date Q2 2012

Net income attributable to equity holders increased by $63 million or 8% to $835 million. This was driven by strong asset growth particularly in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher contributions from associated companies and gains on investment securities, partly offset by higher provisions for credit losses. Return on economic equity was 13.9% versus 12.5% last year.

Average assets of $118 billion were up $11 billion or 10% compared to last year. This was driven by strong retail and commercial loan growth in Latin America including the acquisition of Banco Colpatria. Excluding acquisitions and favourable foreign currency translation, underlying retail and commercial loan growth was 10% and 4%, respectively.

Revenues of $3,604 million were up by $490 million or 16% with strong growth in net interest income, fee and commission revenue, net income from investments in associated corporations, and other operating income.

Net interest income of $2,448 million increased $308 million or 14%, driven by the strong loan and deposit growth, the acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico.

Net fee and commission revenues of $676 million increased $49 million or 8% largely driven by the acquisition of Banco Colpatria in Colombia and higher banking fees in the Caribbean.

Net income from investments in associated corporations of $259 million increased $82 million or 46%, mainly reflecting a higher contribution from Thanachart Bank in Thailand and Bank of Xi’an in China.

Other operating income of $221 million increased 30% or $51 million due mostly to higher gains on investment securities in Mexico, increased trading income, and gains from financial instruments used for asset/liability management purposes.

The provision for credit losses was $380 million in the first half of the year, compared to $269 million in the same period last year. Retail provisions increased primarily in Colombia due to the acquisition of Banco Colpatria and in Peru due mainly to growth. Lower commercial reversals in Latin America were somewhat offset by reduced commercial provisions in the Caribbean. Provisions for credit losses this year include a net benefit of $37 million due to the net amortization of the credit mark on acquired loans in Colombia.

Operating expenses of $2,005 million rose $234 million or 13% from last year, or 5% excluding acquisitions and the negative impact of foreign exchange translation. Other contributors to the increase were inflation and increases in staff and technology initiatives to support growth. Operating leverage was a positive 2.6% for the year-to-date. Expense management remains an ongoing priority.

The effective tax rate was 23.1% compared to 21.9% last year. This was driven by acquisitions, partly offset by the positive impact of a tax benefit in Puerto Rico this year.

Global Wealth Management	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income	$123	$122	$126	$245	$249
Net fee and commission revenues	738	683	627	1,421	1,213
Net income from investments in associated corporations	54	56	54	110	107
Other operating income	99	104	98	203	195
Provision for credit losses	1	1	–	2	–
Operating expenses	591	570	525	1,161	1,020
Income tax expense	87	84	82	171	158
Net income	$335	$310	$298	$645	$586
Net income attributable to non-controlling interest	$9	$9	$7	$18	$13
Net income attributable to equity holders of the Bank	$326	$301	$291	$627	$573
Other measures
Return on economic equity(1)	18.5%	17.0%	15.0%	17.8%	14.5%
Assets under administration ($ billions)	$313	$304	$275	$313	$275
Assets under management ($ billions)	$135	$131	$109	$135	$109
Average assets ($ billions)	$14	$14	$13	$14	$13
Average liabilities ($ billions)	$18	$17	$16	$17	$15
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

26    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2013 vs Q2 2012

Global Wealth Management reported net income attributable to equity holders of $326 million this quarter, an increase of $35 million or 12% from the same quarter last year. Net income increased due to strong results from the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial market conditions. There were also stronger results from global insurance. Return on equity was 18.5% compared to 15.0% last year.

AUM of $135 billion increased $26 billion or 24% from the same quarter last year, driven by net sales, improved financial markets, and the acquisition of Colfondos in Colombia which added $11 billion in AUM. AUA increased $38 billion or 14% to $313 billion driven by new client acquisition, improved financial markets and the acquisition of Colfondos. AUM and AUA for the Bank’s investment in CI Financial are not included in these results.

Total revenues increased $109 million or 12% driven by strong growth across the wealth management and insurance businesses. Higher wealth management revenues were driven by the acquisition of Colfondos, strong growth in mutual funds fees, increased brokerage fees and higher international wealth revenues due to positive net sales and improved market conditions. Increased mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. This change has the impact of reporting higher revenues with corresponding higher expenses. Total revenue for the quarter was $1,014 million, of which approximately 83% was attributable to wealth management and 17% to global insurance, as compared to 84% and 16% last year.

Net interest income of $123 million declined by 2% as compared to the same quarter last year due to slight compression in margins, partly offset by growth in loans and deposits.

Net fee and commission revenues of $738 million increased by $111 million or 18% due to broad-based growth across all businesses and included the impact of the acquisition of Colfondos.

Other operating income of $99 million was relatively flat. Higher insurance revenues were offset by a writedown on investment securities. Net income from investments in associated corporations was unchanged.

Operating expenses increased by $66 million or 13% from the same quarter last year mainly due to higher volume-related expenses, growth in remuneration from the acquisition of Colfondos and the inclusion of expenses for Dynamic funds that are now recovered through the fixed administration fee. These were partially offset by lower legal costs.

Q2 2013 vs Q1 2013

Quarter over quarter, net income attributable to equity holders was up $25 million or 8% due mostly to higher brokerage revenues, increased mutual fund fees, and stronger international wealth and insurance revenues, partially offset by higher operating expenses.

Total revenue increase of $49 million or 5% was broad-based and included the impact of the acquisition of Colfondos.

AUM grew by $4 billion or 4% from strong net sales and improved financial market conditions, while AUA increased by $9 billion or 3%.

Net interest income remained relatively unchanged at $123 million this quarter.

Net fee and commission revenues of $738 million increased by $55 million or 8% due mainly to the acquisition of Colfondos. There were stronger wealth management revenues driven by higher brokerage revenues, mutual fund fees, and international wealth revenues. Net income from associated corporations decreased by $2 million or 3%.

Other operating income of $99 million decreased by $5 million or 6% as higher insurance revenues were offset by a writedown on investment securities.

Operating expenses increased by 4% from last quarter due mainly to higher volume-related expenses and the full quarter impact of Colfondos, partially offset by lower legal costs.

Scotiabank Second Quarter Report 2013    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2013 vs Year-to-date Q2 2012

On a year-to-date basis, net income attributable to equity holders increased by $54 million or 9% due to stronger results from both the wealth management and insurance businesses. Growth in wealth management was driven by higher AUM and AUA from net sales, and improved financial markets. Growth in insurance earnings was also strong. Return on economic equity was 17.8% compared to 14.5% for the same period last year.

Total revenue increased by $215 million or 12% compared to the same period last year, mainly from the acquisition of Colfondos, an increase in mutual fund fees and higher brokerage and international wealth revenues. The growth in mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. Revenues also increased due to strong growth in global insurance.

Net interest income of $245 million declined by 1% due to slight margin compression, partly offset by growth in loans and deposits.

Net fee and commission revenues of $1,421 million increased by $208 million or 17% mainly from higher global insurance income and strong wealth management revenues. The latter was driven by the acquisition of Colfondos, increased mutual fund fees, and higher brokerage, and international wealth revenues. Net income from associated corporations increased by $3 million or 3%.

Other operating income of $203 million increased by $8 million or 4% due mainly to higher global insurance revenues, partially offset by the write-down on investment securities.

Operating expenses increased by 14% due mainly to higher volume-related expenses, the acquisition of Colfondos and the inclusion of Dynamic funds’ operating expenses that are now recovered through the fixed administration fees, partially offset by lower legal costs. Operating leverage was negative 2% due primarily to the impact of the change for Dynamic funds fixed administration fees.

Global Banking and Markets	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income	$212	$217	$203	$429	$373
Net fee and commission revenues	337	305	330	642	619
Other operating income	352	427	377	779	763
Provision for credit losses	12	5	(1)	17	4
Operating expenses	396	406	365	802	755
Income tax expense	132	139	159	271	298
Net income	$361	$399	$387	$760	$698
Net income attributable to equity holders of the Bank	$361	$399	$387	$760	$698
Other measures
Return on economic equity(1)	27.1%	30.8%	29.1%	28.9%	26.2%
Average assets ($ billions)	$254	$240	$211	$247	$209
Average liabilities ($ billions)	$193	$175	$153	$184	$156
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

28    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2013 vs Q2 2012

Global Banking and Markets contributed solid results this quarter, reporting net income attributable to equity holders of $361 million. The year-over-year decrease of $26 million or 7%, was due to market-driven challenges in the commodities and precious metals businesses, along with lower underwriting and advisory fees. These were only partly offset by stronger results in the lending and fixed income businesses. Return on economic equity was 27.1% this quarter compared to 29.1% in the same period last year.

Average assets increased $43 billion or 20% from the second quarter of last year. This increase was due mainly to growth of $26 billion in securities purchased under resale agreements, $17 billion in trading securities and $5 billion in corporate loans and acceptances. This was partly offset by a decline of $3 billion in derivative assets.

Total revenues this quarter were $901 million, a slight decrease of $9 million or 1% compared to the second quarter of last year.

Net interest income was up $9 million or 4% from the same quarter last year. This was due mainly to growth in loans in the U.S., Canada and Europe, offset by a modest decrease in the lending margin.

Net fee and commission revenue of $337 million rose $7 million or 2% from last year, reflecting increases in credit fees in Canada, the U.S. and Europe and higher debt underwriting fees, partly offset by lower equity underwriting and advisory fees.

Other operating income declined by $25 million or 7% year over year. There were higher trading revenues earned in the fixed income business, but this was more than offset by lower revenues from the commodities and precious metals businesses.

The provision for credit losses was $12 million this quarter, compared to net recoveries of $1 million in the same quarter last year. In the current quarter, new provisions were attributed mainly to two clients in the U.S. portfolio.

Operating expenses were $396 million, up 8% from the same period last year due mainly to higher salaries and benefits, technology and support costs partly offset by lower performance-related compensation.

The effective tax rate improved to 26.7% from 29.1% last year. The decline was primarily due to higher income in lower tax jurisdictions.

Q2 2013 vs Q1 2013

Net income attributable to equity holders decreased $38 million or 10% compared to the prior quarter, as capital markets activity moderated from the strong trend of the last few quarters. Challenging market conditions saw declines in the fixed income, commodities and precious metals businesses, partly offset by a stronger performance in the equities business. Provisions for credit losses were also somewhat higher. Return on economic equity decreased to 27.1% from 30.8%.

Average assets grew by $14 billion in the second quarter, due to increases of $6 billion in securities purchased under resale agreements, $5 billion in trading securities and $1 billion in derivative assets.

Total revenues were $901 million this quarter, a decrease of $48 million or 5% from the prior quarter.

Net interest income was $5 million or 2% lower than the prior quarter. Loan volumes increased modestly in all regions but this was offset by somewhat lower lending margins and the impact of three fewer days in the quarter.

Net fee and commission revenue increased $32 million or 10% to $337 million, primarily from stronger debt and equity new issue underwriting fees.

Other operating income decreased by $75 million or 18% from the previous quarter to $352 million. Unsettled market conditions led to declines in the fixed income, commodities and precious metals businesses. These results were partly mitigated by stronger results in the equities business.

The provision for credit losses was $12 million this quarter, compared to $5 million in the prior quarter. In the current period, new provisions were attributed mainly to two clients in the U.S. portfolio.

Operating expenses decreased by $10 million or 2%. The decrease was mainly driven by seasonally lower stock-based compensation costs, partly offset by higher technology costs and remuneration.

The effective tax rate was 26.7% compared to 25.9% in the previous quarter, as last quarter benefitted from higher recoveries.

Scotiabank Second Quarter Report 2013    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2013 vs Year-to-date Q2 2012

Global Banking and Markets reported strong net income attributable to equity holders of $760 million in the first half of the year. The increase of $62 million or 9% compared to the prior year was driven by stronger revenues in all of the lending businesses, as well as the fixed income and equities businesses, and lower taxes. Return on economic equity was 28.9% compared to 26.2% in the same period last year.

Average assets increased $38 billion or 18% from the first half of last year. This increase was due mainly to growth of $21 billion in trading securities, $21 billion in securities purchased under resale agreements, and $5 billion in corporate loans and acceptances. This was partly offset by a decline of $6 billion in derivative assets.

Total revenues were $1,850 million, an increase of $95 million or 5% compared to the same period last year.

Net interest income increased $56 million or 15% year over year. This reflects growth in loans in the U.S., Canada and Europe partly offset by a modest decline in lending margins. The prior year also included a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Net fee and commission revenue of $642 million increased $23 million or 4% from last year, reflecting increases in credit fees in Canada, the U.S. and Europe. Debt underwriting fees and brokerage commissions were also higher, partly offset by lower equity underwriting and advisory fees.

Other operating income rose $16 million or 2% from the first half last year. Higher trading revenues in the fixed income business were partly offset by lower revenues from the commodities and precious metals businesses.

The provision for credit losses was $17 million year to date, compared to $4 million in the same period last year. In the current year, there were higher provisions in the U.S. and Canada.

Operating expenses increased 6% to $802 million compared to the same period last year due mainly to higher salaries and benefits, technology and support costs, partly offset by lower performance-related compensation. Operating leverage was a negative 1% compared to the first half of 2012.

The effective tax rate improved to 26.2% from 29.9% mainly due to higher income in lower tax jurisdictions.

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income(3)	$(151)	$(129)	$(141)	$(280)	$(236)
Net fee and commission revenues	(50)	(45)	(77)	(95)	(108)
Net income from investments in associated corporations	(45)	(47)	(43)	(92)	(72)
Other operating income(3)	(41)	(22)	(30)	(63)	42
Provision for credit losses	–	–	–	–	–
Operating expenses	(44)	–	(22)	(44)	(13)
Income tax expense(3)	(130)	(119)	(135)	(249)	(198)
Net income	$(113)	$(124)	$(134)	$(237)	$(163)
Net income attributable to non-controlling interests
Capital instrument holders	$6	$7	$13	$13	$26
Net income attributable to equity holders of the Bank	$(119)	$(131)	$(147)	$(250)	$(189)
Other measures
Average assets ($ billions)	$92	$93	$89	$93	$92
Average liabilities ($ billions)	$230	$234	$224	$232	$221
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended April 30, 2013 ($82), January 31, 2013 ($74), and April 30, 2012 ($69), and for the six months ended April 30, 2013 ($156) and April 30, 2012 ($137) to arrive at the amounts reported in the Consolidated Statement of Income.

30    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $82 million in the second quarter, compared to $69 million in the same period last year and $74 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2013 vs Q2 2012

The Other segment had a net loss attributable to equity holders of $119 million in the quarter, compared to a net loss of $147 million last year due partly to lower operating expenses this quarter. In addition, the prior year included an offset to revenues reported in other operating segments related to the underwriting of the Bank’s common share issue.

Q2 2013 vs Q1 2013

The Other segment had a net loss attributable to equity holders of $119 million in the second quarter, compared to a net loss of $131 million in the prior quarter. The improvement was mainly from lower taxes and lower operating expenses.

Year-to-date Q2 2013 vs Year-to-date Q2 2012

The Other segment had a net loss attributable to equity holders of $250 million in the first half of the year, compared to a net loss of $189 million last year due primarily to the last year’s after-tax gain of $94 million from the sale of a real estate asset, which was partially offset by lower operating expenses this year.

Total	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Business segment income
Net interest income	$2,784	$2,771	$2,481	$5,555	$4,856
Net fee and commission revenues	1,736	1,661	1,577	3,397	3,077
Net income from investments in associated corporations	136	150	120	286	213
Other operating income	566	600	526	1,166	1,179
Provision for credit losses	343	310	264	653	529
Operating expenses	2,841	2,813	2,565	5,654	5,072
Income tax expense	437	434	415	871	828
Net income	$1,601	$1,625	$1,460	$3,226	$2,896
Net income attributable to non-controlling interests	$67	$66	$69	$133	$107
Non-controlling interests in subsidiaries	61	59	56	120	81
Capital instrument equity holders	6	7	13	13	26
Net income attributable to equity holders of the Bank	$1,534	$1,559	$1,391	$3,093	$2,789
Other measures
Return on economic equity(1)	16.2%	16.6%	18.6%	16.4%	19.1%
Average assets ($ billions)	$755	$729	$647	$742	$641
Average liabilities ($ billions)	$711	$687	$612	$699	$607
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Scotiabank Second Quarter Report 2013    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic highlights	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Geographic segment income
Canada	$803	$865	$705	$1,668	$1,398
United States	141	154	143	295	259
Mexico	119	79	78	198	144
Peru	86	97	89	183	174
Other international	492	497	471	989	916
Corporate adjustments	(40)	(67)	(26)	(107)	5
Net income	$1,601	$1,625	$1,460	$3,226	$2,896
Average assets ($ billions)
Canada	$437	$424	$372	$430	$371
United States	112	102	84	107	85
Mexico	21	21	20	21	19
Peru	15	14	12	15	12
Other international	145	140	131	142	127
Corporate adjustments	25	28	28	27	27
	$755	$729	$647	$742	$641

Quarterly Financial Highlights

	For the three months ended
	April 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2011
Total revenue ($ millions)	$5,222	$5,182	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298
Total revenue (TEB(1)) ($ millions)	5,304	5,256	4,938	5,589	4,773	4,689	4,299	4,371
Net income ($ millions)	1,601	1,625	1,519	2,051	1,460	1,436	1,157	1,303
Basic earnings per share ($)	1.24	1.27	1.20	1.70	1.18	1.23	0.99	1.12
Diluted earnings per share ($)	1.23	1.25	1.18	1.69	1.15	1.20	0.97	1.10
(1)	Refer to page 5 for a discussion of non-GAAP measures.

32    Scotiabank Second Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at April 30, 2013	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$13,904	$0.60	–	1,198,311
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.189250	3.03	6,302
Preferred shares Series 20(2)(3)(6)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(7)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(8)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(9)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(10)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(11)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(12)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(13)	$750	$31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(14)(15)				24,368
(1)	Dividends on common shares are paid quarterly. As at May 17, 2013, the number of outstanding common shares and options was 1,198,342 thousand and 24,342 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 18, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00. On April 26, 2013, 6,302 thousand of the 13,800 thousand non-cumulative preferred shares Series 18 were converted into non-cumulative preferred shares Series 19.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until January 25, 2018. Initial dividends will be paid on July 29, 2013.
(6)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(14)	Included are 848 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(15)	During the first quarter of 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 23, 26, 27 and 29 of the October 31, 2012 consolidated financial statements presented in the Bank’s 2012 Annual Report.

Scotiabank Second Quarter Report 2013    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2013	January 31 2013	October 31 2012
Assets
Cash and deposits with financial institutions(1)	5	$55,157	$53,120	$47,337
Precious metals		8,786	10,975	12,387
Trading assets
Securities	6(a)	93,588	91,704	74,639
Loans	6(b)	10,435	12,605	12,857
Other		243	184	100
		104,266	104,493	87,596
Financial assets designated at fair value through profit or loss		115	154	197
Securities purchased under resale agreements and securities borrowed(1)		85,316	73,460	66,189
Derivative financial instruments(1)		29,906	27,292	30,338
Investment securities	7	35,646	38,449	33,361
Loans
Residential mortgages		207,743	206,646	175,630
Personal and credit cards		71,427	69,803	68,277
Business and government(1)		118,715	115,258	111,549
		397,885	391,707	355,456
Allowance for credit losses	9(b)	3,212	3,097	2,969
		394,673	388,610	352,487
Other
Customers’ liability under acceptances		10,210	9,794	8,932
Property and equipment		2,265	2,296	2,260
Investments in associates	10	5,000	4,966	4,760
Goodwill and other intangible assets		10,464	10,345	8,692
Deferred tax assets		1,748	1,842	1,936
Other assets(1)		10,604	10,565	11,572
		40,291	39,808	38,152
Total assets		$754,156	$736,361	$668,044
Liabilities
Deposits
Personal	11	$169,108	$168,251	$138,051
Business and government(1)	11	313,961	307,664	291,361
Financial institutions(1)	11	34,827	36,646	34,178
		517,896	512,561	463,590
Other
Acceptances		10,210	9,794	8,932
Obligations related to securities sold short		25,080	24,673	18,622
Derivative financial instruments		33,602	32,025	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)		80,723	72,399	56,968
Subordinated debentures	12	7,087	8,780	10,143
Capital instruments		1,389	1,374	1,358
Other liabilities		33,962	31,791	31,753
		192,053	180,836	163,075
Total liabilities		709,949	693,397	626,665
Equity
Common equity
Common shares		13,904	13,552	13,139
Retained earnings		23,566	22,807	21,978
Accumulated other comprehensive income (loss)		351	212	(31)
Other reserves		191	197	166
Total common equity		38,012	36,768	35,252
Preferred shares		4,384	4,384	4,384
Total equity attributable to equity holders of the Bank		42,396	41,152	39,636
Non-controlling interests
Non-controlling interests in subsidiaries		1,066	1,073	966
Capital instrument equity holders		745	739	777
Total equity		44,207	42,964	41,379
Total liabilities and equity		$754,156	$736,361	$668,044

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

34    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2013	January 31 2013	April 30 2012(1)	April 30 2013	April 30 2012(1)
Revenue Interest income
Loans		$4,291	$4,296	$3,865	$8,587	$7,615
Securities		243	272	252	515	507
Securities purchased under resale agreements and securities borrowed		43	54	58	97	107
Deposits with financial institutions		73	67	76	140	149
		4,650	4,689	4,251	9,339	8,378
Interest expense
Deposits		1,575	1,586	1,452	3,161	2,898
Subordinated debentures		89	101	92	190	184
Capital instruments		29	28	35	57	69
Other		173	203	191	376	371
		1,866	1,918	1,770	3,784	3,522
Net interest income		2,784	2,771	2,481	5,555	4,856
Fee and commission revenues
Banking	17	852	849	792	1,701	1,547
Wealth management	17	618	597	554	1,215	1,082
Underwriting and other advisory		140	107	129	247	249
Non-trading foreign exchange		110	89	91	199	188
Other		89	88	74	177	143
		1,809	1,730	1,640	3,539	3,209
Fee and commission expenses		73	69	63	142	132
Net fee and commission revenues		1,736	1,661	1,577	3,397	3,077
Other operating income
Trading revenues	18	298	354	318	652	640
Net gain on sale of investment securities		106	72	57	178	111
Net income from investments in associated corporations		136	150	120	286	213
Insurance underwriting income, net of claims		116	108	95	224	189
Other		46	66	56	112	239
		702	750	646	1,452	1,392
Total revenue		5,222	5,182	4,704	10,404	9,325
Provision for credit losses		343	310	264	653	529
		4,879	4,872	4,440	9,751	8,796
Operating expenses
Salaries and employee benefits		1,571	1,596	1,422	3,167	2,871
Premises and technology		452	425	388	877	754
Depreciation and amortization		130	128	108	258	214
Communications		100	99	93	199	181
Advertising and business development		128	99	98	227	202
Professional		96	89	87	185	155
Business and capital taxes		70	67	64	137	118
Other		294	310	305	604	577
		2,841	2,813	2,565	5,654	5,072
Income before taxes		2,038	2,059	1,875	4,097	3,724
Income tax expense		437	434	415	871	828
Net income		$1,601	$1,625	$1,460	$3,226	$2,896
Net income attributable to non-controlling interests		$67	$66	$69	$133	$107
Non-controlling interests in subsidiaries		61	59	56	120	81
Capital instrument equity holders		6	7	13	13	26
Net income attributable to equity holders of the Bank		1,534	1,559	1,391	3,093	2,789
Preferred shareholders		55	55	55	110	110
Common shareholders		$1,479	$1,504	$1,336	$2,983	$2,679
Earnings per common share (in dollars):
Basic	19	$1.24	$1.27	$1.18	$2.51	$2.41
Diluted	19	$1.23	$1.25	$1.15	$2.48	$2.36

(1)	Prior period amounts include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (Refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2013    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Net income	$1,601	$1,625	$1,460	$3,226	$2,896
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	242	194	(363)	436	(175)
Net gains (losses) on hedges of net investments in foreign operations	(186)	(80)	80	(266)	20
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	1	(1)	(1)	–	–
Net gains (losses) on hedges of net investments in foreign operations	(49)	(22)	21	(71)	5
	104	137	(303)	241	(160)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	217	100	55	317	128
Reclassification of net (gains) losses to net income(1)	(166)	32	42	(134)	(35)
Income tax expense (benefit):
Net unrealized gains (losses) on investment securities	55	29	8	84	28
Reclassification of net (gains) losses to net income	(50)	6	15	(44)	(7)
	46	97	74	143	72
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(63)	30	10	(33)	80
Reclassification of net (gains) losses to net income	2	(24)	79	(22)	75
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(17)	9	2	(8)	21
Reclassification of net (gains) losses to net income	1	(8)	25	(7)	23
	(45)	5	62	(40)	111
Other comprehensive income from investments in associates	17	7	(3)	24	16
Other comprehensive income (loss)	122	246	(170)	368	39
Comprehensive income	$1,723	$1,871	$1,290	$3,594	$2,935
Comprehensive income attributable to non-controlling interests	$50	$69	$57	$119	$94
Non-controlling interests in subsidiaries	44	62	44	106	68
Capital instrument equity holders	6	7	13	13	26
Comprehensive income attributable to equity holders of the Bank	1,673	1,802	1,233	3,475	2,841
Preferred shareholders	55	55	55	110	110
Common shareholders	$1,618	$1,747	$1,178	$3,365	$2,731

(1)	Includes amounts related to qualifying hedges.

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Net income	–	2,983	–	–	–	–	–	2,983	110	3,093	120	13	3,226
Other comprehensive income (loss)	–	–	256	142	(40)	24	–	382	–	382	(14)	–	368
Total comprehensive income	$–	$2,983	$256	$142	$(40)	$24	$–	$3,365	$110	$3,475	$106	$13	$3,594
Shares issued	765	1	–	–	–	–	(28)	738	–	738	–	–	738
Common dividends paid	–	(1,392)	–	–	–	–	–	(1,392)	–	(1,392)	–	–	(1,392)
Preferred dividends paid	–	–	–	–	–	–	–	–	(110)	(110)	–	–	(110)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(55)	(45)	(100)
Share-based payments	–	–	–	–	–	–	27	27	–	27	–	–	27
Other	–	(4)	–	–	–	–	26 (3)	22	–	22	49 (4)	–	71
Balance as at April 30, 2013	$13,904	$23,566	$(272)	$739	$(175)	$59	$191	$38,012	$4,384	$42,396	$1,066	$745	$44,207

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	2,679	–	–	–	–	–	2,679	110	2,789	81	26	2,896
Other comprehensive income (loss)	–	–	(151)	76	111	16	–	52	–	52	(13)	–	39
Total comprehensive income	$–	$2,679	$(151)	$76	$111	$16	$–	$2,731	$110	$2,841	$68	$26	$2,935
Shares issued	2,628	8	–	–	–	–	(16)	2,620	–	2,620	–	–	2,620
Common dividends paid	–	(1,193)	–	–	–	–	–	(1,193)	–	(1,193)	–	–	(1,193)
Preferred dividends paid	–	–	–	–	–	–	–	–	(110)	(110)	–	–	(110)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(22)	(70)	(92)
Share-based payments	–	–	–	–	–	–	26	26	–	26	–	–	26
Other	–	22	–	–	–	–	4	26	–	26	215 (4)	–	241
Balance as at April 30, 2012	$10,964	$19,937	$(848)	$517	$(140)	$26	$110	$30,566	$4,384	$34,950	$887	$830	$36,667
(1)	Includes undistributed retained earnings of $37 (April 30, 2012 – $35) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 14).
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (Refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2013    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2013	April 30 2012	April 30 2013	April 30 2012
Cash flows from operating activities
Net income	$1,601	$1,460	$3,226	$2,896
Adjustment for:
Net interest income	(2,784)	(2,481)	(5,555)	(4,856)
Depreciation and amortization	130	108	258	214
Provisions for credit losses	343	264	653	529
Equity-settled share-based payment expense	6	4	27	26
Net gain on investment securities	(106)	(57)	(178)	(111)
Net income from investments in associated corporations	(136)	(120)	(286)	(213)
Gain on sale of property and equipment	(6)	(7)	(12)	(123)
Provision for income taxes	437	415	871	828
Changes in operating assets and liabilities:
Trading assets	520	(6,548)	(16,157)	(18,787)
Securities purchased under resale agreements and securities borrowed(1)	(11,604)	(6,934)	(14,943)	(13,158)
Loans(1)	(4,893)	(5,179)	(10,451)	(13,210)
Deposits(1)	2,641	12,403	14,648	36,742
Obligations related to securities sold short	481	5,349	6,292	7,236
Obligations related to assets sold under repurchase agreements and securities lent(1)	7,808	8,601	22,528	16,248
Net derivative financial instruments(1)	(1,022)	(1,043)	(1,382)	391
Other, net(1)	5,149	4,349	6,223	691
Dividends received	303	213	559	504
Interest received	4,238	3,194	8,802	7,881
Interest paid	(1,698)	(1,140)	(3,630)	(3,729)
Income tax paid	(409)	(303)	(741)	(653)
Net cash from/(used in) operating activities	999	12,548	10,752	19,346
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	(960)	(11,251)	(7,275)	(17,873)
Purchase of investment securities	(11,167)	(6,058)	(22,334)	(13,561)
Proceeds from sale and maturity of investment securities	14,202	7,189	25,006	14,920
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(260)	(81)	(3,474)	(583)
Property and equipment, net of disposals	(13)	(59)	(77)	9
Other, net	(103)	(132)	(201)	(173)
Net cash from/(used in) investing activities	1,699	(10,392)	(8,355)	(17,261)
Cash flows from financing activities
Repayments/redemption of subordinated debentures	(1,710)	(10)	(3,010)	(10)
Proceeds from common shares issued	356	1,866	648	2,041
Cash dividends paid	(771)	(681)	(1,502)	(1,303)
Distributions to non-controlling interests	(42)	(11)	(100)	(92)
Other, net	85	(116)	1,064	46
Net cash from/(used in) financing activities	(2,082)	1,048	(2,900)	682
Effect of exchange rate changes on cash and cash equivalents	29	(39)	23	(40)
Net change in cash and cash equivalents	645	3,165	(480)	2,727
Cash and cash equivalents at beginning of period(1)(2)	4,911	3,856	6,036	4,294
Cash and cash equivalents at end of period(1)(2)	$5,556	$7,021	$5,556	$7,021
(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).
(2)	Represents cash and non-interest bearing deposits with financial institutions (Refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q2 2013

Condensed Interim Consolidated Financial Statements

Page	Note
40	1.	Reporting entity

40	2.	Basis of preparation

40	3.	Significant accounting policies

41	4.	Future accounting developments

41	5.	Cash and deposits with financial institutions

42	6.	Trading assets

42	7.	Investment securities

43	8.	Securitizations

44	9.	Impaired loans and allowance for credit losses

46	10.	Investments in associates

47	11.	Deposits

47	12.	Subordinated debentures

47	13.	Capital management

49	14.	Share-based payments

49	15.	Employee benefits

50	16.	Operating segments

52	17.	Fee and commission revenues

52	18.	Trading revenues

53	19.	Earnings per share

53	20.	Financial instruments

63	21.	Contractual maturities

65	22.	Business combinations

65	23.	Events after the Consolidated Statement of Financial Position date

Scotiabank Second Quarter Report 2013    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The condensed interim consolidated financial statements for the quarter ended April 30, 2013 have been approved for issue by the Board of Directors on May 28, 2013.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2012. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual consolidated financial statements describe the Bank’s accounting policies.

40    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Changes in financial statement presentation in 2013

During the first quarter of 2013, Deposits with banks was changed to Deposits with financial institutions to include all deposits with bank and non-bank financial institutions. As a result, cash with non-bank financial institutions was retrospectively reclassified from Loans – business and government to Deposits with financial institutions.

Cash collateral for securities borrowed was retrospectively reclassified from Deposits with financial institutions and Loans – business and government to Securities purchased under resale agreements and securities borrowed to better reflect the nature of these balances. These presentation changes did not have an impact on the Bank’s financial position or its key performance metrics and are in line with industry practice.

The related interest income lines have also been retrospectively reclassified.

4.	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB has issued a number of new and revised standards that are effective for the Bank on November 1, 2013 (refer to Note 4 in the Bank’s 2012 annual consolidated financial statements). While the Bank is assessing the impact of the adoption of these standards, there are two standards that may significantly impact measurement and valuation which are detailed below:

IAS 19 (Revised) – Employee Benefits, requires the value of the surplus/deficit of the defined benefit pension plans to be recorded on balance sheet, with actuarial gains and losses recognized in other comprehensive income (OCI).

As at October 31, 2012 the Bank’s pension plans were in a net deficit position. On adoption, the Bank will recognize the deficit on the balance sheet by charging accumulated other comprehensive income (AOCI) and recording a corresponding increase in pension liabilities. The impact under the new standard is in the process of being finalized. Under the existing standard the deficit was $1,097 million at October 31, 2012, as reflected in

Note 31 of the Bank’s 2012 annual consolidated financial statements.

In addition, the Bank expects pension benefit expenses to increase under the new standard. As the standard is required to be applied retrospectively, the Bank expects a cumulative impact of a debit to opening retained earnings on adoption. The Bank has not yet finalized the full impact of adopting this standard.

IFRS 10 – Consolidated Financial Statements, introduces a single, principle-based control model focusing on three key elements: power over the relevant activities, exposure to variable returns and the ability to use the power to affect the returns. The standard also provides additional clarity and guidance on the role of principal or agent.

A key item that continues to be assessed for change in accounting under IFRS 10 is the de-consolidation of the trusts through which the Bank issues certain regulatory capital instruments. A de-consolidation of the trusts would result in a reclassification of non-controlling interest – capital instruments equity to deposit liabilities.

Based on the work done to date, except for the trusts mentioned above, the Bank does not expect the adoption of this standard to have a material impact on the Bank’s assets or liabilities.

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2013	January 31 2013	October 31 2012
Cash and non-interest-bearing deposits with financial institutions	$5,556	$4,911	$6,036
Interest-bearing deposits with financial institutions	49,601	48,209	41,301
Total	$55,157	$53,120	$47,337

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $3,705 million (January 31, 2013 – $3,826 million; October 31, 2012 – $3,473 million).

Scotiabank Second Quarter Report 2013    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at
($ millions)	April 30 2013	January 31 2013	October 31 2012
Trading securities:
Canadian federal government debt	$18,225	$13,207	$13,535
Canadian provincial and municipal debt	7,778	6,314	4,633
U.S. treasury and other U.S. agencies’ debt	13,584	13,930	10,168
Other foreign governments’ debt	5,851	9,280	6,261
Common shares	36,441	37,273	30,417
Other	11,709	11,700	9,625
Total	$93,588	$91,704	$74,639
Total by currency (In Canadian equivalent):
Canadian dollar	$60,485	$54,733	$48,650
U.S. dollar	20,483	21,231	16,554
Mexican peso	1,728	2,516	1,726
Other currencies	10,892	13,224	7,709
Total trading securities	$93,588	$91,704	$74,639

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at
($ millions)	April 30 2013	January 31 2013	October 31 2012
Trading loans(1)(2)
U.S.(3)	$5,053	$5,599	$5,984
Europe(4)	2,248	2,984	3,108
Asia Pacific(4)	2,170	3,018	2,610
Canada(4)	201	111	134
Other(4)	763	893	1,021
Total	$10,435	$12,605	$12,857
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,468 (January 31, 2013 – $ 2,247; October 31, 2012 – $2,315), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

7.	Investment securities

Investment securities includes held-to-maturity securities of $174 million (January 31, 2013 – $ 187 million; October 31, 2012 – $190 million) and available-for-sale securities of $35,472 million (January 31, 2013 – $ 38,262 million; October 31, 2012 – $33,171 million).

42    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at April 30, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$8,556	$134	$1	$8,689
Canadian provincial and municipal debt	3,276	32	2	3,306
U.S. treasury and other U.S. agencies’ debt	3,522	6	3	3,525
Other foreign governments’ debt	9,741	133	22	9,852
Bonds of designated emerging markets	123	65	–	188
Other debt	5,994	282	37	6,239
Preferred shares	437	20	23	434
Common shares	2,561	716	38	3,239
Total available-for-sale securities	$34,210	$1,388	$126	$35,472

	As at January 31, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$10,015	$99	$14	$10,100
Canadian provincial and municipal debt	2,871	28	–	2,899
U.S. treasury and other U.S. agencies’ debt	4,770	2	11	4,761
Other foreign governments’ debt	9,614	168	26	9,756
Bonds of designated emerging markets	118	64	–	182
Other debt	6,774	305	52	7,027
Preferred shares	440	16	36	420
Common shares	2,517	649	49	3,117
Total available-for-sale securities	$37,119	$1,331	$188	$38,262

	As at October 31, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

The net unrealized gain on available-for-sale securities of $1,262 million (January 31, 2013 – gain of $1,143 million; October 31, 2012 – gain of $1,093 million) decreases to a net unrealized gain of $1,074 million (January 31, 2013 – gain of $1,023 million; October 31, 2012 – gain of $891 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

8.	Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

Scotiabank Second Quarter Report 2013    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2013(1)	January 31 2013(1)	October 31 2012(1)
Assets
Carrying value of residential mortgage loans	$19,689	$19,720	$16,253
Other related assets(2)	12,418	10,749	9,223
Liabilities
Carrying value of associated liabilities	32,463	30,799	25,706
(1)	The fair value of the transferred assets is $32,023 (January 31, 2013 – $30,404; October 31, 2012 – $25,737) and the fair value of the associated liabilities is $32,933 (January 31, 2013 – $31,321; October 31, 2012 – $26,042) for a net position of $(910) (January 31, 2013 – $(917); October 31, 2012 – $(305)).
(2)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

9.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	April 30, 2013				January 31 2013	October 31 2012
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Net	Net
Business and government	$1,369	$528	(4)	$841	$919	$959
Residential mortgages	1,261	385	(5)	876	917	960
Personal and credit cards	1,002	931	(5)	71	66	54
Total	$3,632	$1,844		$1,788	$1,902	$1,973
By geography:
Canada				$356	$432	$479
United States				117	134	118
Other international				1,315	1,336	1,376
Total				$1,788	$1,902	$1,973
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2013 was $6 (January 31, 2013 – $6; October 31, 2012 – $6).
(2)	Additional interest income of approximately $67 would have been recorded if the above loans had not been classified as impaired (January 31, 2013 – $65; October 31, 2012 – $65).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

44    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the six months ended
	April 30, 2013						January 31 2013	October 31 2012
($ millions)	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period	Balance at end of period	Balance at end of period
Individual	$461	$(90)	$67	$82	$8	$528	$486	$461
Collective	2,420	(582)	164	562	24	2,588	2,522	2,420
Total before FDIC guaranteed loans(1)	2,881	(672)	231	644	32	3,116	3,008	2,881
FDIC guaranteed loans	88	–	–	9	(1)	96	89	88
Total allowances	$2,969	$(672)	$231	$653	$31	$3,212	$3,097	$2,969
Represented by:
Allowance against impaired loans						$1,844	$1,736	$1,609
Allowance against performing loans(2)						1,272	1,272	1,272
Total before FDIC guaranteed loans						3,116	3,008	2,881
FDIC guaranteed loans						96	89	88
						$3,212	$3,097	$2,969
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans ($961) (January 31, 2013 – ($961); October 31, 2012 – ($965)) with the remainder allocated to personal and credit card loans ($131) (January 31, 2013 – ($126); October 31, 2012 – ($121)) and residential mortgages ($180) (January 31, 2013 – ($185); October 31, 2012 – ($186)).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	April 30 2013	January 31 2013	October 31 2012
R-G Premier Bank
Unpaid principal balance	$3,068	$3,150	$3,284
Fair value adjustments	(565)	(604)	(648)
Net carrying value	2,503	2,546	2,636
Allowance for credit losses	(96)	(89)	(88)
	$2,407	$2,457	$2,548

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at April 30, 2013, the carrying value of loans guaranteed by FDIC was $2.4 billion (January 31, 2013 – $2.5 billion; October 31, 2012 - $2.5 billion) with a net receivable of $471 million (January 31, 2013 – $455 million; October 31, 2012 – $534 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2013    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at April 30, 2013(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,311	$483	$180	$1,974
Personal and credit cards	487	239	46	772
Business and government	231	120	134	485
Total	$2,029	$842	$360	$3,231

	As at January 31, 2013(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,304	$476	$164	$1,944
Personal and credit cards	501	230	48	779
Business and government	310	92	191	593
Total	$2,115	$798	$403	$3,316

	As at October 31, 2012(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,232	$424	$184	$1,840
Personal and credit cards	451	219	47	717
Business and government	220	95	199	514
Total	$1,903	$738	$430	$3,071
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.

10.	Investments in associates

The Bank had significant investments in the following associates:

	As at
						April 30 2013	January 31 2013	October 31 2012
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		March 31, 2013	$2,543	$2,528	$2,511
Thanachart Bank Public Company Limited(3)	Thailand	Banking	49.0%		March 31, 2013	1,752	1,678	1,570
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		March 31, 2013	175	173	168
Bank of Xi’an Co. Ltd.	China	Banking	19.0	%(4)	March 31, 2013	264	245	227
Banco del Caribe	Venezuela	Banking	26.6%		March 31, 2013	124	161	142
(1)	Represents the date of the most recent published financial statements where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at April 30, 2013, the Bank’s investment in CI Financial Corp. was valued at $2,951 (January 31, 2013 – $2,795; October 31, 2012 – $2,442).
(3)	Refer to Note 23, Events after the Consolidated Statement of Financial Position date.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. In the first quarter of 2013, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 0.9% for approximately $10.

46    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	April 30, 2013					January 31 2013	October 31 2012
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$4,313	$4,349	$82,158	$78,288	$169,108	$168,251	$138,051
Business and government	45,916	15,825	21,627	230,593	313,961	307,664	291,361
Financial institutions	2,101	1,276	1,341	30,109	34,827	36,646	34,178
Total	$52,330	$21,450	$105,126	$338,990	$517,896	$512,561	$463,590
Recorded in:
Canada					$353,953	$351,966	$308,085
United States					72,183	72,827	68,672
U.K.					17,057	15,883	15,561
Mexico					10,477	9,849	9,046
Peru					8,210	7,853	8,064
Chile					6,060	6,377	5,597
Colombia					6,278	6,059	5,698
Other International					43,678	41,747	42,867
Total(1)					$517,896	$512,561	$463,590
(1)	Deposits denominated in U.S. dollars amount to $187,511 (January 31, 2013 – $187,925; October 31, 2012 – $175,445) deposits denominated in Mexican pesos amount to $9,697 (January 31, 2013 – $9,081; October 31, 2012 – $8,251) and deposits denominated in other foreign currencies amount to $43,366 (January 31, 2013 – $43,279; October 31, 2012 – $40,858).

Refer to Note 21 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to three years, three to five years and over five years.

12.	Subordinated debentures

Current quarter

On March 20, 2013, the Bank repurchased US$10 million of Floating Rate Subordinated Debentures due August 2085.

On March 27, 2013, the Bank redeemed all outstanding 4.99% debentures due March 2018 for 100% of their principal amount of $1.7 billion, plus accrued interest to the redemption date.

Prior quarter

On November 1, 2012, Scotiabank Subordinated Notes Trust redeemed all outstanding 5.25% Trust Subordinated Notes – Series A for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

On January 31, 2013, the Bank redeemed all outstanding 5.30% debentures due January 2018 for 100% of their principal amount of $300 million, plus accrued interest to the redemption date.

13.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management

(GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with

Scotiabank Second Quarter Report 2013    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 5 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

48    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s CET1, Tier 1 and Total capital are composed of the following:

As at
April 30, 2013	January 31, 2013	October 31 2012
(unaudited) ($ millions)	Basel III All-in	Basel III Transitional	Basel III All-in	Basel III Transitional	Basel II
Total common equity(1)	$38,012	$38,012	$36,768	$36,768	$34,755
Adjustment for transition to measurement base under IFRS	–	–	–	–	322
Other CET1 capital deductions(2)	(13,999)	(2,206)	(13,754)	(1,889)	(7,059)
Common Equity Tier 1 capital	$24,013	$35,806	$23,014	$34,879	n/a
Preferred shares(2)	3,945	3,945	3,945	3,945	4,384
Capital instrument liabilities – trust securities(3)	1,935	1,935	1,935	1,935	2,150
Other Tier 1 capital adjustments(4)	68	(5,880)	66	(5,880)	(116)
Net Tier 1 capital	$29,961	$35,806	$28,960	$34,879	$34,436
Subordinated debentures, net of amortization(3)	7,087	7,087	7,902	7,902	9,893
Other Tier 2 capital adjustments(4)	1,156	(408)	956	(626)	(2,136)
Total regulatory capital	$38,204	$42,485	$37,818	$42,155	$42,193
Total risk-weighted assets	$280,747	$285,468	$280,061	$284,613	$253,309
Capital ratios
Common Equity Tier 1 capital ratio	8.6%	12.5%	8.2%	12.3%	n/a
Tier 1 capital ratio	10.7%	12.5%	10.3%	12.3%	13.6%
Total capital ratio	13.6%	14.9%	13.5%	14.8%	16.7%
Assets-to-capital multiple(5)	17.5	x	17.5	x	17.3	x	17.3	x	15.0	x
(1)	The October 31, 2012 balance excludes components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(2)	Other CET1 capital adjustments under the transitional approach include all-in deductions multiplied by an annual transitional factor (0% in 2013).
(3)	Non-qualifying capital investments are subject to a phase-out over 10 years.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries and eligible allowance for credit losses for Tier 2. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the CET1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	Under Basel III, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital target as at April 30, 2013. OSFI has also prescribed an asset-

to-capital leverage multiple and the Bank was in compliance with this threshold as at April 30, 2013.

14.	Share-based payments

During the first quarter, the Bank granted 3,982,476 options with an exercise price of $55.63 per option and a weighted average fair value of $8.15 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $6 million and $27 million for the three months and six months ended April 30, 2013, respectively, (April 30, 2012 – $4 million and $26 million) as a result of equity – classified share-based payment expense.

Renouncement of Tandem SARs

During the first quarter, certain employees voluntarily renounced 2,835,008 tandem stock appreciation rights (Tandem SARs) while retaining their corresponding option for shares. As a result, the stock options are not required to be re-valued and the existing accrued liability of $36 million and related deferred tax asset of $10 million were reclassified to equity, resulting in a net increase to equity – other reserves of $26 million. The remaining 847,774 outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the six months ended
($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Benefit expenses
Pension plans	$58	$58	$56	$116	$90
Other post-retirement, post-employment benefit plans	25	25	31	50	61
	$83	$83	$87	$166	$151
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s

2012 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,352	$1,248	$123	$212	$(151)	$2,784
Net fee and commission revenues	369	342	738	337	(50)	1,736
Net income from investments in associated corporations	–	127	54	–	(45)	136
Other operating income	25	131	99	352	(41)	566
Provision for credit losses	136	194	1	12	–	343
Operating expenses	869	1,029	591	396	(44)	2,841
Provision for income taxes	194	154	87	132	(130)	437
Net income	$547	$471	$335	$361	$(113)	$1,601
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	52	9	–	–	61
Capital instrument equity holders	–	–	–	–	6	6
Net income attributable to equity holders of the Bank	$547	$419	$326	$361	$(119)	$1,534
Average assets ($ billions)	$273	$122	$14	$254	$92	$755
Average liabilities ($ billions)	$191	$79	$18	$193	$230	$711
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($82) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,361	$1,200	$122	$217	$(129)	$2,771
Net fee and commission revenues	384	334	683	305	(45)	1,661
Net income from investments in associated corporations	9	132	56	–	(47)	150
Other operating income	1	90	104	427	(22)	600
Provision for credit losses	118	186	1	5	–	310
Operating expenses	861	976	570	406	–	2,813
Provision for income taxes	202	128	84	139	(119)	434
Net income	$574	$466	$310	$399	$(124)	$1,625
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	50	9	–	–	59
Capital instrument equity holders	–	–	–	–	7	7
Net income attributable to equity holders of the Bank	$574	$416	$301	$399	$(131)	$1,559
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$234	$687
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

50    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	–	109	54	–	(43)	120
Other operating income	–	81	98	377	(30)	526
Provision for credit losses	120	145	–	(1)	–	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	49	7	–	–	56
Capital instrument holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($69) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the six months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,713	$2,448	$245	$429	$(280)	$5,555
Net fee and commission revenues	753	676	1,421	642	(95)	3,397
Net income from investments in associated corporations	9	259	110	–	(92)	286
Other operating income	26	221	203	779	(63)	1,166
Provision for credit losses	254	380	2	17	–	653
Operating expenses	1,730	2,005	1,161	802	(44)	5,654
Provision for income taxes	396	282	171	271	(249)	871
Net income	$1,121	$937	$645	$760	$(237)	$3,226
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	102	18	–	–	120
Capital instrument holders	–	–	–	–	13	13
Net income attributable to equity holders of the Bank	$1,121	$835	$627	$760	$(250)	$3,093
Average assets ($ billions)	$270	$118	$14	$247	$93	$742
Average liabilities ($ billions)	$188	$78	$17	$184	$232	$699
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($156) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,330	$2,140	$249	$373	$(236)	$4,856
Net fee and commission revenues	726	627	1,213	619	(108)	3,077
Net income from investments in associated corporations	1	177	107	–	(72)	213
Other operating income	9	170	195	763	42	1,179
Provision for credit losses	256	269	–	4	–	529
Operating expenses	1,539	1,771	1,020	755	(13)	5,072
Provision for income taxes	335	235	158	298	(198)	828
Net income	$936	$839	$586	$698	$(163)	$2,896
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	67	13	–	–	81
Capital instrument holders	–	–	–	–	26	26
Net income attributable to equity holders of the Bank	$935	$772	$573	$698	$(189)	$2,789
Average assets ($ billions)	$220	$107	$13	$209	$92	$641
Average liabilities ($ billions)	$148	$67	$15	$156	$221	$607
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($137), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

17.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended			For the six months ended
($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Banking
Card revenues	$198	$216	$192	$414	$367
Deposit and payment services	273	277	269	550	522
Credit fees	236	233	218	469	442
Other	145	123	113	268	216
Total banking revenues	$852	$849	$792	$1,701	$1,547
Wealth management
Mutual funds	$317	$308	$282	$625	$552
Brokerage fees	207	202	187	409	365
Investment management and trust	94	87	85	181	165
Total wealth management revenues	$618	$597	$554	$1,215	$1,082

18.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended			For the six months ended
($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Interest rate and credit	$121	$161	$112	$282	$218
Equities	26	15	39	41	60
Commodities	85	106	123	191	233
Foreign exchange(1)	46	55	63	101	123
Other(1)	20	17	(19)	37	6
Revenue from trading operations	$298	$354	$318	$652	$640
(1)	Prior period amounts have been restated to conform with current period presentation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Basic earnings per common share
Net income attributable to common shareholders	$1,479	$1,504	$1,336	$2,983	$2,679
Average number of common shares outstanding (millions)	1,193	1,186	1,134	1,189	1,112
Basic earnings per common share(1) (in dollars)	$1.24	$1.27	$1.18	$2.51	$2.41
Diluted earnings per common share
Net income attributable to common shareholders	$1,479	$1,504	$1,336	$2,983	$2,679
Adjustments to net income due to:(2)
Capital instruments	8	9	17	17	35
Share-based payment options and others	2	(3)	(9)	(1)	(11)
Adjusted income attributable to common shareholders	$1,489	$1,510	$1,344	$2,999	$2,703
Average number of common shares outstanding (millions)	1,193	1,186	1,134	1,189	1,112
Adjustments to average shares due to:(2) (millions)
Capital instruments	14	15	30	15	30
Share-based payment options and others	6	3	4	4	5
Average number of diluted common shares outstanding (millions)	1,213	1,204	1,168	1,208	1,147
Diluted earnings per common share(1) (in dollars)	$1.23	$1.25	$1.15	$2.48	$2.36
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the dilutive earnings per share of including these instruments was $0.01 for the three months ended April 30, 2013 (January 31, 2013 – $0.01, April 30, 2012 – $0.02) and $0.02 for the six months ended April 30, 2013 (April 30, 2012 – $0.03).

The calculation also includes the dilutive impact of share-based payment options, including tandem stock appreciation rights (TSARs).

During the first quarter, 2,835,008 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 14). The impact of the renouncement is not material to the diluted earnings per share.

20.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	April 30, 2013(2)			January 31 2013(2)	October 31 2012
		Basel III		Basel III	Basel II
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(3)
Drawn(4)	$256,678	$47,434	$304,112	$302,245	$290,380
Undrawn commitments	53,672	2,753	56,425	55,477	55,397
Other exposures(5)	73,778	2,293	76,071	71,558	61,379
Total non-retail	$384,128	$52,480	$436,608	$429,280	$407,156
Retail
Drawn(6)	$148,602	$39,949	$188,551	$186,233	$152,126
Undrawn commitments	25,214	–	25,214	24,688	24,121
Total retail	$173,816	$39,949	$213,765	$210,921	$176,247
Total	$557,944	$92,429	$650,373	$640,201	$583,403
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Effective November 1, 2012, risk-weighted assets are computed under Basel III.
(3)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at April 30, 2013, January 31, 2013 and October 31, 2012, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since January 31, 2013.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2013, 58% (January 31, 2013 – 58%; October 31, 2012 – 60%) of the Canadian banking residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the portfolio is 55% (January 31, 2013 – 56%; October 31, 2012 – 54%).

Retail standardized portfolio

The retail standardized portfolio of $40 billion as at April 30, 2013 (January 31, 2013 – $39 billion; October 31, 2012 – $36 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $20 billion (January 31, 2013 – $20 billion; October 31, 2012 – $19 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	April 30, 2013						January 31, 2013		April 30, 2012
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$32	$(19)	$13	$(373)	$(359)	$(732)	$(45)	$(718)	$144	$(309)
- 100 bps	(46)	30	(16)	192	329	521	28	506	(108)	219
+ 200 bps	$62	$(33)	$29	$(852)	$(699)	$(1,551)	$(95)	$(1,514)	$311	$(648)
- 200 bps	(101)	61	(40)	89	573	662	65	901	(209)	320

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at April 30, 2013, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $33 million (January 31, 2013 – $37 million; April 30, 2012 –

$37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2013, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $198 million (January 31, 2013 – $189 million; April 30, 2012 – $225 million), net of hedging.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	April 30, 2013			April 30 2013	January 31 2013	April 30 2012
($ millions)	Average	High	Low
Interest rate	$9.6	$12.9	$7.6	$10.4	$8.6	$16.4
Equities	2.4	6.2	1.7	2.3	1.6	2.7
Foreign exchange	0.8	1.4	0.4	0.6	0.7	1.2
Commodities	4.2	7.7	1.7	2.8	4.9	2.4
Debt specific	13.2	15.8	11.0	11.4	12.9	11.9
Diversification	(13.4)	N/A	N/A	(13.5)	(11.9)	(15.2)
All-Bank VaR	$16.8	$20.2	$13.8	$14.0	$16.8	$19.4
All-Bank Stressed VaR	$35.7	$41.1	$30.5	$31.8	$34.6	$36.6

Below are the market risk requirements as at April 30, 2013.

($ millions)
All-Bank VaR	$177
All-Bank Stressed VaR	441
Incremental Risk Charge	314
Comprehensive Risk Measure	274
CRM Surcharge	146
Standardized Approach	38
Total market risk capital	$1,390	(1)
(1)	Equates to $17.4 billion of risk-weighted assets.

The bulk of the Bank’s market risk capital is determined using models approved by OSFI. A small minority is also generated using the standardized market risk approach.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at			For the three months ended			For the six months ended
($ millions)	April 30 2013	January 31 2013	October 31 2012	April 30 2013	January 31 2013	April 30 2012	April 30 2013	April 30 2012
Investments securities – debt	$ 115	$154	$197	$ 2	$4	$1	$ 6	$(5)
Deposit note liabilities(2)	184	162	157	1	4	(1)	5	–
(1)	These gain and/or loss amounts are recorded in other operating income-other.
(2)	As at April 30, 2013, the Bank was contractually obligated to pay $181 to the holders of the notes at maturity (January 31, 2013 – $158; October 31, 2012 – $149).

(c) Financial instruments – fair value

Fair value of financial instruments

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

–	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.

–	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed-rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the CMB program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represents their fair value.

	As at
	April 30, 2013			January 31, 2013			October 31, 2012
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$55,157	$55,157	–	$53,120	$53,120	$–	$47,337	$47,337	$–
Precious metals	8,786	8,786	–	10,975	10,975	–	12,387	12,387	–
Trading assets	104,266	104,266	–	104,493	104,493	–	87,596	87,596	–
Financial assets designated at fair value through profit or loss	115	115	–	154	154	–	197	197	–
Securities purchased under resale agreements and securities borrowed	85,316	85,316	–	73,460	73,460	–	66,189	66,189	–
Derivative financial instruments	29,906	29,906	–	27,292	27,292	–	30,338	30,338	–
Investment securities	35,646	35,646	–	38,449	38,449	–	33,361	33,361	–
Loans	398,680	394,673	4,007	392,301	388,610	3,691	359,091	352,487	6,604
Customers’ liability under acceptances	10,210	10,210	–	9,794	9,794	–	8,932	8,932	–
Other assets	8,485	8,485	–	8,278	8,278	–	8,831	8,831	–
Liabilities:
Deposits	520,053	517,896	(2,157)	514,708	512,561	(2,147)	466,035	463,590	(2,445)
Acceptances	10,210	10,210	–	9,794	9,794	–	8,932	8,932	–
Obligations related to securities sold short	25,080	25,080	–	24,673	24,673	–	18,622	18,622	–
Derivative financial instruments	33,602	33,602	–	32,025	32,025	–	35,299	35,299	–
Obligations related to securities sold under repurchase agreements and securities lent	80,723	80,723	–	72,399	72,399	–	56,968	56,968	–
Subordinated debentures	7,422	7,087	(335)	9,091	8,780	(311)	10,482	10,143	(339)
Capital instrument liabilities	1,581	1,389	(192)	1,559	1,374	(185)	1,560	1,358	(202)
Other liabilities	29,692	29,692	–	25,857	25,857	–	29,382	29,382	–

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at April 30, 2013
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$10,435	$–	$10,435
Government issued or guaranteed securities – Canada and the US	31,901	–	–	31,901
Government issued or guaranteed securities – Other	5,206	8,322	–	13,528
Corporate and other debt	232	11,446	39	11,717
Income trusts/funds and hedge funds	192	4,612	1,315	6,119
Equity securities	30,115	142	66	30,323
	$67,646	$34,957	$1,420	$104,023
Financial assets designated at fair value through profit or loss	$–	$81	$34	$115

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,365	$818	$–	$13,183
Government issued or guaranteed securities – Other	4,914	6,836	400	12,150
Corporate and other debt	1,077	4,529	423	6,029
Mortgage backed securities	–	436	–	436
Equity securities	2,338	130	1,206	3,674
	$20,694	$12,749	$2,029	$35,472
Derivative financial instruments
Interest rate contracts	$–	$16,483	$22	$16,505
Foreign exchange and gold contracts	13	9,451	39	9,503
Equity contracts	228	755	324	1,307
Credit contracts	–	1,021	20	1,041
Other	506	1,044	–	1,550
	$747	$28,754	$405	$29,906

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$15,839	$15	$15,854
Foreign exchange and gold contracts	13	8,483	–	8,496
Equity contracts	284	1,235	716	2,235
Credit contracts	–	5,616	25	5,641
Other	398	978	–	1,376
	$695	$32,151	$756	$33,602
Obligations related to securities sold short	$20,581	$4,499	$–	$25,080
Financial liabilities designated at fair value through profit or loss	$–	$184	$–	$184
(1)	Excludes investments which are held-to-maturity of $174.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2013
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,605	$–	$12,605
Government issued or guaranteed securities – Canada and the US	27,150	–	–	27,150
Government issued or guaranteed securities – Other	8,122	7,450	–	15,572
Corporate and other debt	224	11,447	38	11,709
Income trusts/funds and hedge funds	226	4,341	1,347	5,914
Equity securities	31,032	275	52	31,359
	$66,754	$36,118	$1,437	$104,309
Financial assets designated at fair value through profit or loss	$–	$119	$35	$154
Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,502	$3,466	$–	$15,968
Government issued or guaranteed securities – Other	4,750	6,144	387	11,281
Corporate and other debt	1,013	5,385	446	6,844
Mortgage backed securities	–	631	–	631
Equity securities	2,194	143	1,201	3,538
	$20,459	$15,769	$2,034	$38,262
Derivative financial instruments
Interest rate contracts	$–	$15,462	$8	$15,470
Foreign exchange and gold contracts	12	8,395	54	8,461
Equity contracts	196	459	273	928
Credit contracts	–	918	4	922
Other	421	1,081	9	1,511
	$629	$26,315	$348	$27,292
Liabilities: Derivative financial instruments
Interest rate contracts	$–	$15,100	$6	$15,106
Foreign exchange and gold contracts	12	7,344	–	7,356
Equity contracts	236	2,032	740	3,008
Credit contracts	–	5,189	94	5,283
Other	463	806	3	1,272
	$711	$30,471	$843	$32,025
Obligations related to securities sold short	$20,340	$4,333	$–	$24,673
Financial liabilities designated at fair value through profit or loss	$–	$162	$–	$162
(1)	Excludes investments which are held-to-maturity of $187.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the US	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	$–	$165	$32	$197
Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171
Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622
Financial liabilities designated at fair value through profit and loss	$–	$157	$–	$157
(1)	Excludes investments which are held-to-maturity of $190.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

	As at April 30, 2013
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at January 31, 2013	$1,472	$(495	)(2)	$2,034
Gains (losses) recorded in net income(3)	38	43		33
Gains (losses) recorded in other comprehensive income	–	–		7
Purchases and new transactions	22	(95)		141
Sales and maturities	(78)	92		(188)
Transfers into/out of Level 3	–	104		2
Balance as at April 30, 2013	$1,454	$(351	)(2)	$2,029

	As at January 31, 2013
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at October 31, 2012	$1,405	$(415	)(2)	$1,822
Gains (losses) recorded in net income(3)	53	(81)		9
Gains (losses) recorded in other comprehensive income	–	–		11
Purchases and new transactions	30	17		278
Sales and maturities	(14)	51		(124)
Transfers into/out of Level 3	(2)	(67)		38
Balance as at January 31, 2013	$1,472	$(495	)(2)	$2,034
(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain hedge funds, illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $20 million (January 31, 2013 – $20 million) and a potential loss of $51 million (January 31, 2013 – $51 million). The component of this potential gain that would be recorded through other comprehensive income is $13 million (January 31, 2013 – $14 million) and potential loss is $34 million (January 31, 2013 – $34 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $72 million (January 31, 2013 – $74 million) and a potential net loss of $73 million (January 31, 2013 – $75 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. During the three months ended April 30, 2013, derivative assets of $23 million were transferred from Level 2 to Level 3 and derivative liabilities of $81 million were transferred to Level 2 from Level 3.

During the three months ended January 31, 2013, derivative liabilities of $67 million and investment securities of $38 million were transferred from Level 2 to Level 3.

All transfers were as a result of new information being obtained on the observability of the inputs used in valuation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$48,454	$1,223	$513	$176	$599	$888	$5	$3	$12,082	$63,943
Trading assets	6,043	6,738	3,796	3,699	2,482	18,022	10,066	16,987	36,433	104,266
Financial assets designated at fair value through profit or loss	–	–	14	–	–	67	–	–	34	115
Securities purchased under resale agreement and securities borrowed	65,983	10,555	4,060	1,989	2,627	102	–	–	–	85,316
Derivative financial instruments	1,615	1,814	890	955	1,317	6,001	4,575	12,739	–	29,906
Investment securities	2,391	3,137	3,153	2,034	1,191	10,704	6,015	3,349	3,672	35,646
Loans	28,537	21,597	21,124	17,725	16,057	128,448	90,478	28,680	42,027	394,673
Customers liabilities under acceptance	7,917	2,139	154	–	–	–	–	–	–	10,210
Other assets	–	–	–	–	–	–	–	–	30,081	30,081

Liabilities and equity
Deposits	$86,462	$51,127	$45,479	$30,903	$19,990	$64,563	$34,303	$6,163	$178,906	$517,896
Acceptances	7,917	2,139	154	–	–	–	–	–	–	10,210
Obligations related to securities sold short	367	281	519	191	932	5,769	4,629	5,568	6,824	25,080
Derivative financial instruments	2,093	1,932	910	1,023	1,712	6,273	5,209	14,450	–	33,602
Obligations related to securities sold under repurchase agreements and securities lent	67,115	5,438	2,905	2,974	2,288	3	–	–	–	80,723
Subordinated debentures	–	–	250	–	–	–	103	6,696	38	7,087
Capital instruments	–	–	–	–	–	–	–	–	1,389	1,389
Other liabilities	909	659	493	417	252	1,911	2,169	3,353	23,799	33,962
Total equity	–	–	–	–	–	–	–	–	44,207	44,207

Off-Balance sheet commitments
Operating leases	$25	$49	$73	$71	$69	$432	$300	$534	$–	$1,553
Credit commitments(1)	1,172	6,137	7,908	8,622	12,174	30,462	40,564	4,569	5	111,613
Financial guarantees(2)	–	–	–	–	–	–	–	–	24,727	24,727
Outsourcing obligations	20	41	60	19	61	430	143	2	1	777
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$46,863	$1,386	$203	$58	$462	$665	$7	$3	$14,448	$64,095
Trading assets	6,809	5,648	6,103	2,686	2,651	17,027	10,678	15,394	37,497	104,493
Financial assets designated at fair value through profit or loss	–	–	–	14	30	75	–	–	35	154
Securities purchased under resale agreement and securities borrowed	52,049	9,241	3,303	1,950	1,467	190	–	–	5,260	73,460
Derivative financial instruments	1,045	1,033	979	495	778	5,646	4,516	12,800	–	27,292
Investment securities	1,637	1,814	4,913	1,782	1,629	12,495	6,668	3,973	3,538	38,449
Loans	25,606	17,955	23,582	18,115	17,874	119,732	97,573	27,411	40,762	388,610
Customers liabilities under acceptance	7,509	2,166	119	–	–	–	–	–	–	9,794
Other assets	–	–	–	–	–	–	–	–	30,014	30,014

Liabilities and equity
Deposits	$84,274	$53,445	$39,079	$28,091	$26,766	$63,766	$33,261	$5,732	$178,147	$512,561
Acceptances	7,509	2,166	119	–	–	–	–	–	–	9,794
Obligations related to securities sold short	871	359	341	599	295	6,069	4,581	8,308	3,250	24,673
Derivative financial instruments	1,609	1,461	1,328	1,043	1,229	6,342	5,493	13,520	–	32,025
Obligations related to securities sold under repurchase agreements and securities lent	63,949	1,248	1,725	1,455	2,266	825	–	–	931	72,399
Subordinated debentures	–	–	–	250	–	–	–	8,520	10	8,780
Capital instruments	–	–	–	–	–	–	–	–	1,374	1,374
Other liabilities	656	320	431	357	710	2,199	1,998	3,123	21,997	31,791
Total equity	–	–	–	–	–	–	–	–	42,964	42,964

Off-Balance sheet commitments
Operating leases	$24	$49	$74	$73	$71	$444	$311	$567	$–	$1,613
Credit commitments(1)	1,869	4,647	9,905	8,892	11,739	29,187	41,446	2,470	5	110,160
Financial guarantees(2)	–	–	–	–	–	–	–	–	24,618	24,618
Outsourcing obligations	15	31	46	47	17	135	–	–	–	291
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

	As at October 31, 2012
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$40,256	$812	$221	$136	$424	$854	$9	$53	$16,959	$59,724
Trading assets	6,242	5,704	2,249	2,080	3,155	15,902	8,074	13,674	30,516	87,596
Financial assets designated at fair value through profit or loss	–	–	–	16	14	74	61	–	32	197
Securities purchased under resale agreement and securities borrowed	51,252	9,100	3,213	2,103	324	–	–	–	197	66,189
Derivative financial instruments	1,452	2,049	1,089	1,446	653	6,894	5,262	11,493	–	30,338
Investment securities	1,901	1,802	2,179	1,154	1,150	13,103	6,068	2,848	3,156	33,361
Loans	23,992	16,062	17,541	18,511	16,991	107,175	87,198	24,042	40,975	352,487
Customers liabilities under acceptance	6,696	1,932	299	5	–	–	–	–	–	8,932
Other assets	–	–	–	–	–	–	–	–	29,220	29,220

Liabilities and equity
Deposits	$78,770	$49,434	$34,850	$22,715	$23,736	$98,948	$–	$5,446	$149,691	$463,590
Acceptances	6,696	1,932	299	5	–	–	–	–	–	8,932
Obligations related to securities sold short(3)	465	240	321	297	457	4,432	3,447	5,203	3,760	18,622
Derivative financial instruments	2,184	2,670	1,370	1,779	1,108	7,252	6,610	12,326	–	35,299
Obligations related to securities sold under repurchase agreements and securities lent	49,727	971	2,931	2,405	13	921	–	–	–	56,968
Subordinated debentures	–	–	–	–	250	–	–	9,893	–	10,143
Capital instruments	–	–	–	–	–	–	–	–	1,358	1,358
Other liabilities	954	–	1,659	411	212	1,706	1,549	2,547	22,715	31,753
Total equity	–	–	–	–	–	–	–	–	41,379	41,379

Off-Balance sheet commitments
Operating leases	$24	$49	$72	$70	$68	$449	$306	$507	$–	$1,545
Credit commitments(1)	2,096	3,029	8,038	9,723	13,703	28,544	41,814	2,593	–	109,540
Financial guarantees(2)	–	–	–	–	–	–		–	23,269	23,269
Outsourcing obligations	15	32	46	46	46	140	13	–	–	338
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(3)	Prior period amounts have been restated to conform with current period presentation.

64    Scotiabank Second Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22.	Business combinations

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. ING DIRECT forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

The estimates for the fair values of all acquired assets and assumed liabilities, including intangible assets continue to be refined and therefore subsequent adjustments during the measurement period may occur.

Estimated fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,565
Loans	30,808
Property and equipment	20
Other assets	309
$39,855
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, other than intangible assets	1,585
Goodwill and intangible assets arising on acquisition	1,541
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposits, software and other benefits from contractual agreements. Goodwill largely reflects ING DIRECT’s unique platform and future growth prospects.

Since the date of acquisition, the contribution of ING DIRECT to the Bank’s total revenue and net income was $243 million and $96 million, respectively, including greater benefit from the value of customer deposits. If the acquisition had occurred on November 1, 2012, management estimates that these amounts would not have been significantly different.

23.	Events after the Consolidated Statement of Financial Position date

Thanachart Bank Public Company Limited

On May 3, 2013, Thanachart Bank Public Company Limited (Thanachart Bank), an associated corporation of the Bank, completed its sale of 100% of its equity interest in its wholly owned subsidiary, Thanachart Life Assurance Public Company Limited (TLife) to Prudential Life Assurance (Thailand) Public Company Limited (Prudential) for a total cash consideration of Thai Baht (THB) 18.4 billion (approximately $ 617 million).

As part of the transaction, Thanachart Bank and Prudential also simultaneously have entered into an exclusive 15 year- Bancassurance agreement (the agreement) for Thanachart Bank to distribute Prudential’s insurance products to Thanachart Bank’s customers via its branch network across Thailand. A portion of the sale consideration will be allocated to the agreement, to be deferred and amortized over 15 years.

The Bank equity accounts for its investment in Thanachart Bank and will recognize its 49% share of the gain on this transaction in the third quarter as part of its equity pick up.

Scotiabank Second Quarter Report 2013    65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Redemption of Scotiabank Trust Securities – Series 2003-1

On May 24, 2013, the Bank announced the redemption of $750 million Scotiabank Trust Securities – Series 2003-1 on June 30, 2013 at par plus accrued and unpaid indicated distributions.

Dividend declared

The Board of Directors, at its meeting on May 27, 2013, approved a quarterly dividend of 60 cents per common share. This quarterly dividend applies to shareholders of record as of July 2, 2013, and is payable July 29, 2013.

Approval of interim financial statements

The Board of Directors reviewed the April 30, 2013 condensed interim consolidated financial statements and authorized them for issue on May 28, 2013.

66    Scotiabank Second Quarter Report 2013

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Annual Meeting date for fiscal 2013

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 28, 2013, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 29, 2013, to June 12, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584493#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 866-4826

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Scotiabank Second Quarter Report 2013    67